SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228 Hangangno 3-ga, Yongsan-gu, Seoul 140-716, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2011 to March 31, 2011)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Contents

1.	Company

A.	Name and contact information

B.	Domestic credit rating

C.	Capitalization

D.	Voting rights

E.	Dividends

2.	Business

A.	Business overview

B.	Industry

C.	New businesses

3.	Major Products and Raw Materials

A.	Major products in 2011 (Q1)

B.	Average selling price trend of major products

C.	Major raw materials

4.	Production and Equipment

A.	Production capacity and calculation

B.	Production performance and utilization ratio

C.	Investment plan

5.	Sales

A.	Sales performance

B.	Sales route and sales method

6.	Market Risks and Risk Management

A.	Market risks

B.	Risk management

7.	Derivative Contracts

A.	Currency risks

B.	Interest rate risks

8.	Major Contracts

9.	Research & Development

A.	Summary of R&D expenses

B.	R&D achievements

10.	Customer Service

11.	Intellectual Property

12.	Environmental Matters

13.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

B.	Financial highlights (Based on separate K-IFRS)

C.	Consolidated subsidiaries

D.	Status of equity investment

14.	Audit Information

A.	Audit service

B.	Non-audit service

15.	Board of Directors

A.	Independence of directors

B.	Members of the board of directors

C.	Committees of the board of directors

16.	Information Regarding Shares

A.	Total number of shares

B.	Shareholder list

17.	Directors and Employees

A.	Directors

B.	Employees

Attachment:    1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at 65-228 Hangangno 3-ga, Yongsan-gu, Seoul 140-716, Republic of Korea, and our telephone number is +82-2-3777-1114. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Commercial Paper Corporate Debenture	January 2006	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
June 2006
December 2006
June 2007
December 2007
September 2008
December 2008
	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
January 2007
June 2007
December 2007
September 2008
	June 2006	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	December 2006	A+
June 2007
September 2008
	July 2009	AA-
	October 2009	AA-
February 2010
May 2010
December 2010
	June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
	January 2007	A+
June 2007
September 2008
	July 2009	AA-
December 2009
February 2010
May 2010
August 2010
February 2011
	October 2009	AA-	Korea Ratings, Inc. (AAA ~ D)
December 2009
August 2010
December 2010
February 2011

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2011)

	(Unit: Won, Share)
Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering (1)	33,600,000	5,000
September 8, 2004	Follow-on offering (2)	1,715,700	5,000
July 27, 2005	Follow-on offering (3)	32,500,000	5,000

(1)	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS) / Initial public offering in Korea: 8,640,000 shares ((Won)34,500 per share)
(2)	ADSs offering: 1,715,700 shares ((Won)34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
(3)	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2)	Convertible bonds (as of March 31, 2011)

(Unit: In millions of Won, Share)
	Item	Content
	Issue date	April 18, 2007
	Maturity	April 18, 2012
	Face amount (1)	(Won)513,480
	Conversion shares	Registered common shares
	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012
	Conversion price (2)	(Won)47,892 per share
Outstanding	Face amount	(Won)61,618
	Number of convertible shares (2)	1,286,594 shares if all are converted
	Remarks	- Registered form - Listed on Singapore Exchange

(1)	Face amount translated from US$550 million at the noon buying rate of the Federal Reserve Bank of New York in effect on April 10, 2007 (which was the date the convertible bond purchase agreement was entered into), which was (Won)933.6 = US$1.00.
(2)	Conversion price was adjusted from (Won)49,070 to (Won)48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of (Won)750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from (Won)48,760 to (Won)48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 13, 2009. Conversion price was further adjusted from (Won)48,251 to (Won)48,075 and the number of shares issuable upon conversion was adjusted from 10,641,851 to 10,680,811 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 12, 2010. In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million matures in 2012 at 116.77% of their principal amount. Accordingly, the number of shares issuable upon conversion changed from 10,680,811 to 1,281,697. Conversion price was further adjusted from (Won)48,075 to (Won)47,892 and the number of shares issuable upon conversion was adjusted from 1,281,697 to 1,286,594 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 11, 2011.

D.	Voting rights (as of March 31, 2011)

(Unit: share)
Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E.	Dividends

At the annual general meeting of shareholders on March 11, 2011, our shareholders approved a cash dividend of (Won)500 per share of common stock and payment of the dividends was made in April 2011.

Dividends during the recent three fiscal years

Description (unit)	2010		2009		2008
Par value (Won)	5,000		5,000		5,000
Profit for the period / Net income (million Won)	1,002,648	(3)	1,067,947	(4)	1,086,896	(4)
Earnings per share (Won) (1)	2,802		2,985		3,038
Total cash dividend amount (million Won)	178,908		178,908		178,908
Total stock dividend amount (million Won)	—		—		—
Cash dividend payout ratio (%)	17.8		16.8		16.5
Cash dividend yield (%) (2)	1.3		1.3		2.2
Stock dividend yield (%)	—		—		—
Cash dividend per share (Won)	500		500		500
Stock dividend per share (share)	—		—		—

(1)	Earnings per share is based on par value of (Won)5,000 per share and is calculated by dividing net income by weighted average number of common stock.
(2)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.
(3)	Profit for the period based on separate K-IFRS.
(4)	Net income based on non-consolidated Korean GAAP.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of March 31, 2011, we operated TFT-LCD and OLED production facilities in Paju and Gumi, Korea and a LCD research center in Paju, Korea. We have also established subsidiaries in the United States, Europe and Asia.

As of March 31, 2011, our business consisted of (i) the manufacture and sale of LCD panels, (ii) the manufacture and sale of OLED panels and (iii) the manufacture and sale of television sets and monitors that utilize our LCD panels. Because our OLED, television set and monitor businesses represent an extremely small portion of our assets and revenues, only our LCD business has been categorized as a reporting business segment.

Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)
2011 (Q1)	LCD business
Sales Revenue	5,366
Gross Profit	233
Operating Profit (Loss)	(239)

B.	Industry

(1)	Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry’s production capacity, including ours, is continually increasing.

•

The demand for LCD panels for notebook computers and desktop monitors has grown, to a degree, in tandem with the growth in the information technology industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as those used in mobile phones, P-A/V, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2)	Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increased demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in production capacity, the average selling prices of display panels may decline. Conversely, demand surges and inability of supply to meet such demand may lead to price increases.

(3)	Market conditions

•	The TFT-LCD industry is highly competitive due largely to additional capacity expansion driven by TFT-LCD panel makers.

•	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), Samsung Mobile Display, Hydis Technologies

b.	Taiwan: AU Optronics, Chi Mei Innolux, CPT, Hannstar, etc.

c.	Japan: Sharp, Panasonic LCD, etc.

d.	China: SVA-NEC, BOE-OT, etc.

(4)	Market shares

•	Our worldwide market share for large-sized TFT-LCD panels based on revenue is as follows:

	2011 (Q1) (1) (4)	2010 (2) (4)	2009 (3) (5)
Panels for Notebook Computers (6)	33.0%	33.2%	30.3%
Panels for Monitors	29.2%	26.5%	23.9%
Panels for Televisions	23.4%	23.4%	24.4%
Total	26.2%	25.4%	25.2%

(1)	Source: 2011 Q2 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(2)	Source: 2010 Q4 DisplaySearch Large-Area TFT LCD Shipment Report (advanced version with LED backlight).
(3)	Source: 2009 Q4 DisplaySearch Large-Area TFT LCD Shipment Report.
(4)	Based on TFT-LCD panels that are 9 inches or larger.
(5)	Based on TFT-LCD panels that are 10 inches or larger.
(6)	Includes panels for netbooks.

(5)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including in the categories of 3D, touch screens and next generation displays. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired the technical skills and have established a supply chain management system that enables us to provide one-stop solutions to our customers with respect to touch module products. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 10.1-inch flexible LCDs, 2.6 mm thin televisions (the thinnest in the world at the time) and 19-inch flexible e-papers.

•

Moreover, we entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development. In January 2009 and April and December 2010, we entered into separate long-term supply agreements with Apple Inc. to supply display panels for three to five years.

C.	New businesses

•

In order to meet the rapidly increasing market demand for large TFT-LCD panels, we decided in March 2010 to further expand P8 by investing in P83, which successfully commenced mass production in March 2011. In January 2011, we also decided to invest in a new eighth generation production facility, P98.

•

We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

•

We are making an effort to increase our competitiveness, including in the LCD component parts market, by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in March 2005, we established a joint venture company, Paju Electric Glass Co., Ltd., with Nippon Electric Glass Co., Ltd. We invested (Won)14.4 billion in return for a 40% interest in Paju Electric Glass Co., Ltd. In November 2010 and April 2011, we invested an additional (Won)14.8 billion and (Won)4.4 billion, respectively, in Paju Electric Glass Co., Ltd. but the additional investments did not change our percentage interest in Paju Electric Glass Co., Ltd. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. at a purchase price of (Won)9.7 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics at a purchase price of (Won)2.5 billion. In addition, in February 2009, we purchased 3,000,000 shares of common stock of LIG ADP Co., Ltd. (formerly ADP Engineering Co., Ltd.) at a purchase price of (Won)6.3 billion. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd. at a purchase price of (Won)11.9 billion. In November 2009, we purchased TWD212.5 million in convertible bonds from Everlight Electronics Co., Ltd. In December 2009, we purchased 420,000 global depositary shares representing 420,000 shares of Prime View International Co., Ltd’s common stock at a purchase price of US$9.9 million. In January 2010, we purchased 10.8 million shares of Can Yang Investment Limited representing a 15% interest at a purchase price of US$10.8 million. In October 2010, we invested an additional US$4.5 million and acquired 4.8 million additional shares of Can Yang Investment Limited, but the additional investment did not change our percentage interest in Can Yang Investment Limited.

•

In October 2008, we established a joint venture company, Suzhou Raken Technology Ltd., with AmTRAN Technology Co., Ltd., a Taiwan corporation. We invested US$10.4 million in return for a 51% interest in Suzhou Raken Technology Ltd. Suzhou Raken Technology Ltd. will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a stable long-term panel dealer. It also allows us to produce LCD modules and LCD television sets in a single factory, which enables us to provide our customers with products that are more competitive both in terms of technology and price. In 2009 and 2010, we invested an additional US$58.7 million and US$14.5 million, respectively, in Suzhou Raken Technology Ltd., but the additional investments did not change our percentage interest in Suzhou Raken Technology Ltd.

•

As part of our strategy to expand our production capacity overseas, we signed an investment agreement and a joint venture agreement in November 2009 with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China.

•

In December 2009, certain LG affiliates and we entered into a joint venture investment agreement and established a joint venture company, Global OLED Technology LLC, for purposes of managing the patent assets relating to OLED technology that we acquired from Eastman Kodak Company in December 2009. As of December 31, 2009, we had invested (Won)72.3 billion in return for a 49% equity interest in the joint venture company. In June 2010, we sold (Won)19.0 billion worth of our equity interest in the joint venture company. After such sale, our equity interest was reduced to 32.73%.

•

In December 2009, we acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No. 16. Under the limited partnership agreement, we have agreed to invest a total amount of (Won)30 billion in the fund, and as of December 31, 2010, we had invested (Won)8.3 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the investment. In February 2011, we received a distribution of (Won)1.4 billion from the fund, and in March and April 2011, we invested an additional (Won)1.9 billion and (Won)3.1 billion, respectively, in the fund. Our total net investment amount in the fund as of March 31, 2011 was (Won)8.8 billion. The additional investments did not change our limited partnership interest in the fund, which remained at 30.6%.

•

In order to establish a production base for LCD modules, LCD television sets and LCD monitors, we entered into a joint investment agreement with Top Victory Investment Ltd. in January 2010 and established L&T Display Technology (Xiamen) Ltd. and L&T Display Technology (Fujian) Ltd. in Xiamen and Fujian, China, respectively. We invested (i) (Won)7.1 billion and acquired a 51% equity interest in L&T Display Technology (Xiamen) Ltd. and (ii) (Won)10.1 billion and acquired a 51% equity interest in L&T Display Technology (Fujian) Ltd.

•

In May 2010, we completed the acquisition of the LCD module division of LG Innotek Co., Ltd. Through this acquisition, we expect to improve our module manufacturing process and simplify our supply chain which will increase our efficiency and competitiveness.

•

In August 2010, in order to strengthen our competitiveness in the LED backlight LCD market, we entered into a joint venture with Everlight Electronics Co., Ltd. and AmTRAN Technology Co., Ltd. and established Eralite Optoelectronics (Jiangsu) Co., Ltd., a company that specializes in LED packaging and manufacturing, in Suzhou, China. We invested US$4 million and acquired a 20% equity interest in Eralite Optoelectronics (Jiangsu) Co., Ltd.

•

In September 2010, in order to strengthen our OLED business, we acquired a 20% equity interest in YAS Co., Ltd., which develops and manufactures OLED deposition equipment components, at a purchase price of (Won)10 billion.

•

In November 2010, in order to strengthen our e-book business, we acquired a 100% equity interest in Image & Materials, Inc., a company that develops and manufactures e-book deposition equipment components, at a purchase price of (Won)35 billion.

•

In October 2010, in order to strengthen our competitiveness in the e-book market, we entered into a joint venture with Iriver Ltd. and established L&I Electronics Technology (Dongguan) Limited, a company that specializes in e-book manufacturing, in Dongguan, China. We invested U.S. $2.6 million and acquired a 51% equity interest in L&I Electronics Technology (Dongguan) Limited.

•

In November 2010, in order to build Backlight-Module-System (BMS) lines that would help differentiate our technical skills from those of our competitors and increase our cost competitiveness, we entered into a joint venture with Compal Electronics, Inc., a Taiwanese company, and established LUCOM Display Technology (Kunshan) Ltd. in Kunshan, China. We invested US$2.3 million and acquired a 51% equity interest in LUCOM Display Technology (Kunshan) Ltd. In February and April 2011, we invested an additional US$ 3.1 million and US$2.3 million, respectively, in LUCOM Display Technology (Kunshan) Ltd., but the additional investments did not change our percentage interest in LUCOM Display Technology (Kunshan) Ltd.

•

In April 2011, in order to enhance the product quality and assist the local development of coaters, a component used in our TFT-LCD products, we invested (Won)20 billion and acquired a 16.6% interest in Narae Nanotech, a Korean equipment manufacturer.

3.	Major Products and Raw Materials

A.	Major products in 2011 (Q1)

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won)
Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	4,978 (92.8%)
		TFT-LCD (Korea (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	388 (7.2%)
Total					5,366 (100%)

- Period: January 1, 2011 ~ March 31, 2011.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling prices of LCD panels did not substantially change during the first quarter of 2011 compared to the fourth quarter of 2010. However, there is no assurance that the average selling prices of LCD panels in the future will not fluctuate due to imbalances in supply and demand.

	(Unit: US$ / m2)
Description	2011 Q1	2010 Q4	2010 Q3	2010 Q2
TFT-LCD panel (1) (2)	694	695	778	863

(1)	Semi-finished products in the cell process have been excluded.
(2)	Quarterly average selling price per square meter of net display area shipped.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

	(Unit: In billions of Won)
Business area	Purchase types	Items	Specific use	Purchase price	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	907	23.92%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		1,116	29.43%	Heesung Electronics Ltd., etc.
		Polarizer		581	15.32%	LG Chem, etc.
		Others		1,187	31.33%	-
Total				3,791	100%	-

- Period: January 1, 2011 ~ March 31, 2011.

4.	Production and Equipment

A.	Production capacity and calculation

(1)	Calculation method of production capacity

Quarter: Maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the quarter multiplied by the number of months (3 months).

Year: Maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months (12 months).

(2)	Production capacity

	(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2011 (Q1)	2010	2009
TFT-LCD	TFT-LCD	Gumi, Paju	1,856	7,509	6,219

- Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

(1)	Production performance

	(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2011 (Q1)	2010	2009
TFT-LCD	TFT-LCD	Gumi, Paju	1,694	6,490	5,231

- Based on glass input substrate size for eighth generation glass sheets.

(2)	Utilization ratio

	(Unit: Hours)
Business place (area)	Available working hours of 2011 (Q1)	Actual working hours of 2011 (Q1)	Average utilization ratio
Gumi (TFT-LCD)	2,160 (24 hours x 90 days)	2,160 (24 hours x 90 days)	100.0%
Paju (TFT-LCD)	2,160 (24 hours x 90 days)	2,160 (24 hours x 90 days)	100.0%

C.	Investment plan

In connection with our strategy to expand our TFT-LCD production capacity, we estimate that we will incur capital expenditures on a cash out basis of approximately (Won)5.0 trillion in 2011. Such amount is subject to change depending on business conditions and market environment.

5.	Sales

A.	Sales performance

	(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2011 (Q1)	2010	2009
TFT-LCD	Products, etc.	TFT-LCD	Overseas (1)	4,978	23,806	18,833
			Korea (1)	388	1,706	1,205
			Total	5,366	25,512	20,038

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of March 2011, each of our IT Business Unit, Television Business Unit and Mobile/OLED Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

One of the following:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•

To secure stable sales to major personal computer makers and leading consumer electronics makers globally. To increase sales of premium notebook computer products (including smartbooks), to strengthen sales of the high-end monitor segment (such as LED, IPS and slim monitors), to lead in the large and wide television market (including the LED television market) and to continually increase our market share in the 3D television market by utilizing film patterned retarder technology.

•

In the small- to medium-sized products segment, to strengthen our business portfolio by developing a diverse range of products, such as mobile phone (including smart phone), smartbook, car navigation, e-book, industrial products (including aviation and medical equipment), etc.

(5)	Purchase orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

Our industry continues to experience continued declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics (including its joint venture with Sony), Samsung Mobile Display, Infovision, Hydis Technologies, AU Optronics, Chi Mei Innolux, Chunghwa Picture Tubes, HannStar, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi and Panasonic LCD.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we have entered into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Euro and the Japanese Yen.

•	We generally use forward exchange contracts with a maturity of less than one year to hedge against currency risks.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Japanese Yen.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances. In addition, we also adjust the factoring volumes of foreign currency denominated receivables and utilize usances as means of settling accounts payables relating to capital expenditures for our facilities, in response to currency fluctuations.

B.	Interest rate risks

Our exposure to interest rate risks relates primarily to our long term debt obligations. To the extent necessary, we hedge our interest rate risks by entering into interest swap contracts. As of March 31, 2011, we had no interest swap contracts outstanding.

8.	Major contracts

•

In January 2009 and April and December 2010, we entered into separate long-term supply agreements with Apple Inc. to supply LCD panels for three to five years. We have received long-term advances from Apple Inc. in the amount of US$1,080 million ((Won)1,196 billion) in connection with these agreements, which will be offset as consideration for products supplied to Apple Inc. Furthermore, the Industrial Bank of Korea provided us with a payment guarantee in the amount of US$200 million ((Won)221 billion) relating to the long-term advances received from Apple Inc.

9.	Research & Development

A.	Summary of R&D expenses

		(Unit: In millions of Won)
Account		2011 (Q1)	2010	2009
	Material Cost	138,981	616,072	400,467
	Labor Cost	92,527	285,212	191,507
	Depreciation Expense	45,471	93,365	89,459
	Others	49,509	122,619	92,905
	Total R&D Expense	326,488	1,117,268	774,338
Accounting Treatment	Selling & Administrative Expenses	68,252	264,073	168,081
	Manufacturing Cost	226,066	717,848	505,585
	Development Cost (Intangible Assets)	32,170	135,347	100,672
R&D Expense / Sales Ratio [Total R&D Expense÷Sales for the period×100]		6.1%	4.4%	3.8%

B.	R&D achievements

[Achievements in 2009]

1)	Developments of 15.6-inch, 18.5-inch HD monitors for emerging market

•	Achieving cost reduction by focusing on basic functions and by applying GIP and DRD

2)	Development of 22-inch WSXGA+ monitor applying White LED backlight

•	Development of our first environmentally friendly slim model (14.5mm in thickness)

•	Reduces power consumption by 47% compared to conventional CCFL model by applying White LED backlight

3)	Development of 24-inch WUXGA+ monitor applying GIP

•	Development of the world’s first monitor applying IPS GIP technology

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

4)	Development of 55/47/42-inch FHD LED models

•	Development of “Direct thicker” LED model MP

•	Realization of TM240Hz

5)	240Hz driving technology development

•	Development of the world’s first 1 Gate 1 Drain 240Hz driving technology

6)	Development of low voltage liquid crystal development

•	Improving contrast ratio by 2.7%

•	Decreases voltage used in liquid crystals reducing circuit heat; decreases voltage by 6.9%

7)	Development of Ez (Easy) Gamma technology

•	Minimize Gamma difference by using new measuring algorithm: 2.2±0.6 g 2.2±0.25

8)	Development of 22-inch White+ technology

•	Increases transmissivity by 66% by using White+ Quad type pixel structure

9)	Development of 55FHD direct slim LED model

•	Development of the world’s first direct-mounted 16.3mm depth slim LCM

•	Realization of 240 block local dimming and Trumotion 240Hz

10)	Development of 42HD GIP +TRD technology

•	The world’s first application of the 42HD GIP + TRD structure

•	Removal of gate drive integrated circuits: 3ea g 0ea

•	Reduction in source drive integrated circuits: 6ea g 2ea

11)	Development of TV3 CR5 Color PR

•	Realization of 100% BT709 reiteration rate by applying RGB Color Locus

•	Achieving a 5% increase in CR by decreasing size of Color PR pigment

12)	Development of the world’s first slim 27W FHD TN monitors

•	Reduces thickness by applying edge-mounted backlight: 37.2t g 21.6t

•	Reduces power consumption by 60% compared to conventional models by applying 4Lamp

•	Realization of MPRT 8ms by applying BDI technology

13)	Development of the world’s first 25W FHD TN new size monitors

•	Development of new aspect ratio model: 16:9 wide-format

•	Reduction in the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

14)	Development of 16:9 wide-format power consumption saving monitors (200W HD+, 215W FHD, 230W FHD)

•	Reduces power consumption by 40% compared to conventional models by applying 2Lamp

•	Slim design which reduces thickness: 17.0t g 14.5t

•	To meet Energy Star 5.0 standards

15)	Development of the world’s first 22-inch WSXGA+ DRD (Double Rate Driving) monitors

•	A 50% reduction in source driver integrated circuits by applying Double Rate Driving technology: 8ea g

•	4ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	Application of optimum thin-film transistor structure for Double Rate Driving monitors

16)	Development of the world’s first 23W e-IPS monitors

•	Slim design: Reduces thickness by applying edge-mounted backlight: 35.7t g 17t

•	Reduces power consumption by 50% compared to conventional model by applying 4Lamp

•	Realization of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of integrated circuits by applying 960ch source driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	To meet Energy Star 5.0 standards

17)	Development of high efficiency backlight technology

•	Removal of DBDEF-D Sheet by increasing backlight luminance level by more than 30% g development of high efficiency lamp and improvement of optics sheet optical efficiency

18)	Development of GIP and high aperture ratio technology for QHD IPS model

•	Stable GIP output in QHD IPS models

•	Maximizing transmissivity by applying UH-IPS technology and asymmetric pixel design

19)	Development of three-dimensional display technology using the shutter glasses method.

•	Realization of stable rate of 172Hz

•	Realization of 4port low voltage differential signaling frequencies at a rate of 400MHz

•	Realization of ODC (Over Driver Circuit) tuning of GTG 3.5ms which is optimum for three-dimensional display

20)	Development of 17.1-inch wide-format slim (flat type) panel applying COG (Chip On Panel) chip, our largest slim (flat type) panel

•	Development of our largest size slim (flat type) model (previously, our largest model was the 15.4-inch wide-format)

•	Reduction in thickness: 6.5mm g 4.3mm

21)	Development of new high resolution 101W model (1024x600, 1366x768)

•	Achieving higher resolution: 1024x576 g 1024x600, 1366x768

22)	Development of world’s first 17.3-inch HD+ LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

•	Existing model: 17.1-inch WXGA+ 1400x900 / New model: 17.3-inch HD+ 1600x900

23)	Development of 13.3-inch HD LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

24)	Development of world’s first 14.0-inch HD+ LED panel for notebook computers

•	New size and HD+ resolution (1600x900) for 16:9 wide-format

25)	Development of world’s first 15.6-inch HD+ LED panel for notebook computers

•	First HD+ resolution (1600x900) for 16:9 wide-format

26)	Development of world’s first 15.6-inch FHD LED panel for notebook computers

•	First FHD resolution (1920x1080) for 16:9 wide-format

27)	Development of the first Green PC models (13.3-inch, 14.0-inch, 15.6-inch)

•	First models applying Green product concept (halogen free, low power consumption)

28)	Development of DRD (Double Rate Driving) technology applying COG (Chip on Glass)

•	Development of the first COG that applies DRD technology (a 50% reduction in the number of COG drive integrated circuits)

29)	Development of 10.1-inch SD (1024 x 600) model for netbooks

•	Improved resolution: 1024 x 576g1024 x 600

•	Reduction in cost by applying COG instead of COF

30)	Development of 10.1-inch HD (1366 x 768) model for netbooks

•	Highest resolution among 10.1-inch models

•	Reduction in cost by applying GIP technology

31)	Development of 17.1-inch WUXGA flat type model

•	Development of largest flat type model (previously, largest model was 15.4-inch)

•	The thinnest among 17.1-inch models

•	Reduction in thickness: 6.5t g 4.3t

32)	Developments of 11.6-inch HD monitor for netbooks

•	Development of largest/ highest resolution monitor for netbooks

•	Reduction in cost by applying GIP technology

33)	Development of low-cost 26-inch and 32-inch HD model for televisions

•	World’s first monitor without a cover shield

•	Application of sheet type support side

•	Reduction in cost by applying low-cost single bottom covers for mold frames

34)	Development of large-sized (42-inch/47-inch) edge type LED LCD model for televisions

•	Development of our first model for televisions applying edge type LED backlight (mass production commenced in September 2009)

•	Slim depth (11.9mm in thickness) & narrow bezel (18mm in thickness)

35)	Development of world’s first S/D-IC + Tcon merging technology applicable to television monitors

•	Minimizing size of printed circuit board by applying 1380ch S/D-IC + ASIC technology and removing ASIC chip

•	A 49% cost reduction in manufacturing circuits

36)	Achieving a full product line-up for netbook monitors

•	A full product line-up that covers the full spectrum of netbook monitor sizes from 8.9-inch to 11.6-inch models

37)	Development of our first flat type monitor for netbooks

•	Development of 11.6-inch flat type HD monitor

38)	Development of new LED-applied model utilizing vertical LED array technology

•	Development of 15.6-inch HD model applying vertical

LED array technology (technology applied in existing models: horizontal LED array)

•	Reduction in power consumption and raw material costs

39)	Development of world’s first 21.5W FHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 330nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

40)	Development of world’s first 27W QHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 380nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

•	Realization of high resolution (2560x1440)

•	Removal of gate driver integrated circuits by applying GIP technology

41)	Development of world’s first 19-inch WXGA monitor applying DRD (Double Rate Driver)

•	A 50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Optimization of TFT design structure for DRD (Double Rate Driver) technology

42)	Development of world’s first 22W e-IPS monitor applying GIP technology

•	Achievement of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of source driver integrated circuits by applying 960 channel chip (8eag6ea)

•	Removal of gate driver integrated circuits by applying GIP technology

43)	Development of world’s first QHD new high resolution monitor (27W QHD)

•	Achievement of high resolution (2560 x 1440)

•	Maximization of aperture ratio applying UH-IPS technology and elimination of gate driver integrated circuits by applying GIP technology

•	Achievement of high luminance and sRGB coverage of 100% applying high efficiency white LED

44)	Development of world’s first monitor applying GIP, DRD (Double Rate Driver) and I-VCOM monitor (185W HD)

•	50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Elimination of DBEF Optical sheet by applying I-VCOM technology and optical efficiency improvement in backlight

45)	Development of shutter glasses type three-dimensional monitor with full high definition

•	172Hz operation frame rate

•	Highest data interface speed of over 400MHz in 4port LVDS interface and achievement of GTG 3.5ms by optimal tuning of ODC (Over Driving Circuit)

46)	One layer vertical LED monitor development and reinforcement of monitor product line up (200W HD+, 215W FHD, 230W FHD)

•	Minimization of the number of LED PKG applying vertical array structure

•	Elimination of DBEF Sheet applying two-in-one LED PKG

•	Slim design: optimization of mechanical structure

47)	Development of world’s first notebook monitor applying 2ea Sheet Backlight

•	Achieving cost competitiveness by switching from conventional 3~4ea sheet to 2ea complex sheet backlight (with the Diffuser Sheet eliminated)

[Achievements in 2010]

48)	Development of 9.7-inch AH-IPS model for Apple’s i-Pad.

•	Development of the world’s first IPS Tablet

•	Achieving the following viewing angles by applying AH-IPS: top (80°) / bottom (80°) / left (80°) / right (80°)

49)	Development of second Green PC products (13.3-inch, 14.0-inch and 15.6-inch in high-definition)

•	Thin and light; low electricity consumption thereby increasing battery life

•	Development of Company-led flat product market

50)	Development of world’s first TruMotion 480Hz product (47-inch and 55-inch in full high-definition)

•	World’s first application of 240hz driving technology and scanning technology to achieve TruMotion 480Hz.

•	50% reduction in source driver integrated circuits (from 16ea to 8ea) by applying 1 gate 1 drain technology

51)	World’s first full high-definition 47-inch three-dimensional display panels using Glass Patterned Retarder (GPR) technology

•	Achieving full high-definition for three-dimensional display panels using GPR technology

52)	Development of our first large-sized display panels viewable in three-dimension using shutter glasses (42-inch, 47-inch, 55-inch in full high-definition)

•	Achieving high aperture ratio by applying S-IPS V technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Reduction in the number of integrated circuits (from 8ea to 6ea) by applying 960Ch source driver integrated circuits

53)	World’s first LCD product which uses the LCD monitor’s bottom cover as the back cover of a television set (32-inch, 37-inch and 42-inch in full high-definition)

•	Removal of the television set back cover by replacing it with the LCD monitor’s bottom cover. Co-designed with a third party

54)	Development of 42-inch and 47-inch full high-definition display panels for television to be sold in emerging markets

•	Focusing on basic functions and removing functions that are costly

•	Achieving cost reduction by applying GIP technology

55)	Development of intra interface technology for large-sized, high resolution, high frequency display panels

•	Improved data transmission rate (from 660Mbps to 1.6Gbps)

•	Developing slim PCBs by decreasing the number of transmission lines

56)	Development of our first 21.5-inch and 26-inch full high-definition Edge LED products

•	Application of 21.5-inch, 26-inch full high-definition TV LED BL and mid-sized full high-definition model Slim TCON (176Pin g 88Pin)

57)	Development of our first 32 high-definition Edge LED product

•	Application of 32-inch high-definition TV Edge LED BL

58)	Development of our first 37-inch full high-definition M240Hz product

•	Development of 37-inch full high-definition 240Hz panel. Development and mass production of MEMC 240Hz with TCON model.

59)	Development of 240Hz panel for LG Electronics’ Borderless TV

•	Development of Narrow Bezel 240Hz panel (Bezel 14mm g 7mm) for LG Electronics’ Borderless TV

60)	Development of the world’s first slim 23W full high-definition monitor in IPS mode

•	Slim design by applying slim-type LED backlight (thickness: 14.5t g 11.5t)

•	Cost saving by applying low voltage liquid crystal

•	Removal of gate driver integrated circuits by applying GIP technology

61)	Development of the world’s first slim 185W high-definition monitor in TN mode

•	Slim design by applying slim-type LED backlight (thickness: 11.5t g 9.7t)

•	50% reduction in source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of optical sheet by applying new TFT structure technology (I-VCOM)

•	Removal of gate driver integrated circuits by applying GIP technology

62)	Development of 42-inch, 47-inch and 55-inch full high-definition monitors applying low cell gap (3.1 g 2.8um) technology

•	Enhanced 3D performance (3D CrossTalk 10.x% g 5.x%)

•	World’s first application of this technology in 42-inch, 47 inch and 55-inch full high-definition products

63)	Development of ultra slim 0.2t glass 12.1-inch notebook computer

•	Realization of ultra slim product by applying 0.2t glass and flat screen backlight structure

64)	Development of world’s first ultra slim 19SX TN monitor

•	Slim design by applying slim type LED backlight (thickness: 15.5 g 9.9t)

•	50% reduction (6ea to 3ea) in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of gate driver integrated circuits by applying GIP technology

65)	Development of 215FHD e-IPS monitor products applying LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Realization of 2 sheet structure by adopting I-VCOM resulting in increased transmittance and backlight luminance

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)

66)	Development and application of LED PKG in 215FHD TN monitor products

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (14.5t g 10.2t)

67)	Development of world’s first slim TN monitor (185W HD, 20W HD+, 215W/23W FHD)

•	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: over 20t g 12.9t)

•	Minimization of LCM thickness by applying thin LED array structure (11.5t g 8.2t)

•	Simplification of circuit by developing T-con + Scaler 1chip

68)	Development of world’s first ultra slim 215W FHD TN monitor

•	Developing ultra slim monitor by cooperating with set makers in the design process (SET standard: 12.9t g 7.2t)

•	Minimization of LCM thickness by applying thin LED array structure (8.2t g 6t)

104) Development of the world’s first 3D Film Patterned Retarder (FPR) type 42-inch, 47-inch and 55-inch full high definition panels

•	Improved 3D performance (cross talk 1.0% i, 3D luminance 170 nit)

69)	Development of our first 42-inch, 47-inch and 55-inch full high definition panels with built-in 3D formatters

•	Development of our first products with built-in MEMC and 3D formatters

70)	Development of the world’s first real 240Hz applying GIP driving technology

•	First to develop real 240Hz applying GIP driving technology

•	Reduced the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6 ea

71)	Development of panels for Macbook Air

•	Development and mass production of 116HD, 133 WXGA+ panels

•	Application of Z-inversion technology for low energy consumption

72)	Introduction of the world’s first high definition shutter glasses type 3D notebook product (17.3 inch full high definition)

•	Development of 172Hz high recharging speed notebook LCD panel

•	Development of Timing Controller (TC) driving technology

73)	The first all-in-one touch panel notebook from an LCD panel manufacturer (15.6 inch high definition add-on touch notebook)

•	The world’s first large size (15.6-inch) notebook panel to receive Win7 Touch certification (received on July 23, 2010)

•	The world’s first LCD and touch panel integrated add-on touch module developed by an LCD panel manufacturer

74)	Introduction of the world’s first Micro Film 3D notebook (15.6-inch full high definition)

•	The world’s first 3D FPR type notebook (developed timely to win market share in the 3D market)

75)	Development of the world’s first 240Hz 23W IPS monitor

•	The world’s first to realize 240Hz by application of 120Hz panel driving and scanning technologies

•	Achievement of Motion Picture Response Time (MPRT) of 8ms

76)	Development of the world’s first add-on infrared camera type 215W IPS monitor

•	Realization of thin LCM (20.5t) by application of the world’s first add-on infrared camera

•	Improved touch capabilities (dead zone free and multi-touch) and the first in the world to receive Win 7 Logo certification

•	Touch location auto correction by applying auto calibration

77)	Development of 20-inch high definition and 23-inch full high definition e-IPS monitor products applying widescreen LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Cost reduction and lower power consumption (20% reduction for driver integrated circuits) by using low voltage driver integrated circuits

•	Minimization of LCM thickness by applying thin LED array structure (for 20-inch high definition panels: 14.5t g 10.2t)

78)	Development of 20-inch high definition and 23-inch full high definition TN monitor products applying widescreen LED PKG

•	Reduction in the number of LED and LED array cost through optimization of LED PKG’s beam and size

•	Elimination of DBEF sheet by adopting I-VCOM resulting in increased transmittance and backlight luminance (for 20-inch high definition monitors)

•	50% reduction in the number of source driver integrated circuits by applying DRD technology (for 23-inch full high definition panels)

•	Elimination of gate driver integrated circuits by applying GIP technology

•	Minimization of LCM thickness by applying thin LED array structure (11.5t g 10.2t)

[Achievements in 2011]

79)	Introduction of glass-free mobile 3D product (4.3-inch WVGA)

•	Development and preparation for mass production of our first glass-free 3D product (utilizing barrier cell)

80)	Introduction of the world’s first 12.5-inch AH-IPS notebook product

•	Development of the world’s first 12.5-inch notebook utilizing AH-IPS technology

•	Achievement of a maximum circuit logic power of 1.0W

•	Development of a slim and light AH-IPS model (development of a model that utilizes IPS and flat PCB)

81)	Introduction of an integrated 14.0-inch touch panel notebook product

•	Development of a 14.0-inch touch panel notebook product as part of our plan to develop and expand our integrated touch panel products portfolio

82)	Introduction of our 15.6-inch dream color IPS notebook product

•	Development of a notebook utilizing H-IPS technology

•	Realization of a 100% color reproduction rate by applying RGB LED technology

•	Realization of 1.073G color by applying 10-bit color depth technology

83)	Development and mass production of 9.7-inch LCD panels for i-Pad 2

•	Application of AH-IPS and slim LCD technology

•	Decreased thickness by 20% and weight by 7% compared to LCD panel for i-Pad 1

84)	Development of the world’s first 3D FPR 23-inch FHD TN monitor product

•	Minimization of flicker / crosstalk by applying FPR technology

•	Minimization of cost increase by applying one layer 3D film

•	Realization of high luminance 3D images (two times the luminance compared to images from monitors utilizing shutter glass technology)

10.	Customer Service

In order to highlight the importance of creating customer value, we have formulated a roadmap toward creating customer value and have shared this information with all of our employees. Through our “Voice of Customer” campaign, we have responded to customer feedback including complaints, suggestions, praises, enquiries and requests as soon as they were made and we have made efforts to change any negative feedback made by a customer into a positive feedback through such prompt response. In addition, in order to support our customers, we have established IPS camps and have cooperated with our customers to promote IPS technology. Furthermore, we have hosted “Why LGD” campaigns in order to provide superior products and services to our customers including in the areas of technology, quality, responsiveness, delivery and cost. We also monitor customer opinion through annual customer satisfaction surveys and customer interviews, and the results of such surveys and interviews are reflected in the performance evaluation of our executive officers.

11.	Intellectual Property

As of March 31, 2011, we held a total of 15,049 patents, including 6,724 in Korea and 8,325 in other countries.

12.	Environmental Matters

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as perfluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry for 2010. We expect to conduct a review on whether we have met such voluntary emission targets in 2011. We installed PFC abatement systems at all of our production lines when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005 and in P6 in December 2009 and we intend to install similar abatement systems in our other production facilities through implementation of Clean Development Mechanism, or CDM, projects. On July 10, 2010, we became the first TFT-LCD company to receive the CDM Executive Board’s approval on its CDM project design document for SF6 decomposition. In November 2010 and February 2011, TUV SUD, a third party accreditation agency, examined and verified our reduction of greenhouse gas emissions and is currently conducting a final review as part of its procedure for issuing certified emission reduction credits.

In addition, as of March 31, 2011, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P8, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as the designated operational entity for CDM by the CDM Executive Board. We are also involved in the Korean government’s ongoing drafting of greenhouse gas emissions and energy usage statements. In May 2011, we expect to submit our emissions and usage statement to a government designated entity after it has examined and verified our greenhouse gas emissions and energy usage.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P8, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China. We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect in July 2006, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In October 2005, we became the first TFT-LCD company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Knowledge Economy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Moreover, we participated in reforming IEC 62321 by 2012, a RoHS international testing standard, by including a halogen-free combustion ion chromatography method in our committee draft that we submitted in June 2010.

In addition, we have implemented a green purchasing system that prevents the use of hazardous materials from the purchasing stage. As a result of the green purchasing system, we are in compliance with RoHS and other applicable environmental laws and regulation, and we became the first TFT-LCD company to receive the Hazardous Substance Process Management QC080000 certification, or HSPM, from the International Electrotechnical Commission. HSPM is used to help companies manage their hazardous materials and be in compliance with RoHS.

13.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

	(Unit: In millions of Won)
Description	As of March 31, 2011	As of December 31, 2010	As of December 31, 2009
Current assets	8,540,971	8,840,433	8,226,142
Quick assets	6,035,777	6,625,216	6,558,362
Inventories	2,505,194	2,215,217	1,667,780
Non-current assets	15,784,464	15,017,225	11,477,335
Investments in equity accounted investees	302,596	325,532	282,450
Property, plant and equipment, net	13,544,978	12,815,401	9,596,497
Intangible assets	533,711	539,901	352,393
Other non-current assets	1,403,179	1,336,391	1,245,995
Total assets	24,325,435	23,857,658	19,703,477
Current liabilities	10,015,280	8,881,829	6,495,071
Non-current liabilities	3,555,535	3,914,862	3,168,657
Total liabilities	13,570,815	12,796,691	9,663,728
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	(50,537)	(35,298)	(51,005)
Retained earnings	6,737,538	7,031,163	6,050,562
Non-controlling interest	27,427	24,910	0
Total equity	10,754,620	11,060,967	10,039,749

	(Unit : In millions of Won, except for per share data)
Description	For the three months ended March 31, 2011	For the three months ended March 31, 2010	For the three months ended March 31, 2009 (1)
Revenue	5,365,516	5,876,347	3,542,309
Results from operating activities	(239,240)	789,423	(317,280)
Income (Loss) from continuing operation	(115,426)	648,625	(346,633)
Profit (Loss) for the period	(115,426)	648,625	(346,633)
Basic earnings (looses) per share	(322)	1,814	(969)
Diluted earnings (losses) per share	(322)	1,732	(969)

(1)	Although our financial statements for the year ended December 31, 2009 have been audited by our independent auditors in accordance with K-IFRS, our quarterly financial statements for 2009 have not be reviewed by our independent auditors.

B.	Financial highlights (Based on separate K-IFRS)

	(Unit: In millions of Won)
Description	As of March 31, 2011	As of December 31, 2010	As of December 31, 2009
Current assets	8,124,547	8,499,873	7,973,355
Quick assets	6,001,220	6,739,908	6,687,050
Inventories	2,123,327	1,759,965	1,286,305
Non-current assets	15,464,677	14,658,125	11,283,512
Investments	1,283,625	1,279,831	1,075,229
Property, plant and equipment, net	12,407,538	11,688,061	8,730,263
Intangible assets	479,475	483,260	340,885
Other non-current assets	1,294,039	1,206,973	1,137,135
Total assets	23,589,224	23,157,998	19,256,867
Current liabilities	9,563,488	8,453,869	6,120,663
Non-current liabilities	3,488,705	3,833,454	3,102,006
Total liabilities	13,052,193	12,287,323	9,222,669
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	(8,653)	(7,795)	(17,366)
Retained earnings	6,505,492	6,838,278	6,011,372
Non-controlling interest	0	0	0
Total equity	10,537,031	10,870,675	10,034,198

	(Unit: In millions of Won, except for per share data)
Description	For the three months ended March 31, 2011	For the three months ended March 31, 2010	For the three months ended March 31, 2009 (1)
Revenue	5,051,751	5,840,744	3,426,949
Results from operating activities	(301,704)	704,089	(408,456)
Income (Loss) from continuing operation	(154,350)	599,044	(433,567)
Profit (Loss) for the period	(154,350)	599,044	(433,567)
Basic earnings (losses) per share	(431)	1,674	(1,212)
Diluted earnings (losses) per share	(431)	1,596	(1,212)

(1)	Although our financial statements for the year ended December 31, 2009 have been audited by our independent auditors in accordance with K-IFRS, our quarterly financial statements for 2009 have not be reviewed by our independent auditors.

C.	Consolidated subsidiaries (as of March 31, 2011)

Company	Primary Business	Location	Ownership Ratio
LG Display America, Inc.	Sales	U.S.A	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	90%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
L&I Electronic Technology (Dongguan) Limited	Manufacturing and sales	China	51%
Image & Materials, Inc.	Manufacturing and sales	Korea	100%
LUCOM Display Technology (Kunshan) Limited	Manufacturing and sales	China	51%

D.	Status of equity investment

•	Status of equity investment as of March 31, 2011:

Company	Paid-in Capital		Initial Equity Investment Date	Ownership Ratio
LG Display America, Inc.	US$	105,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	2,338,229,215	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY	895,904,754	August 7, 2006	90%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD	1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY	41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	273,048,000	April 19, 2010	100%
L&I Electronic Technology (Dongguan) Limited	CNY	17,062,560	October 25, 2010	51%
Image & Materials, Inc.	(Won)	35,000,000,000	November 29, 2010	100%
LUCOM Display Technology (Kunshan) Limited	CNY	35,367,098	December 27, 2010	51%
Suzhou Raken Technology Co., Ltd.	CNY	569,455,395	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	(Won)	29,248,000,000	March 25, 2005	40%
TLI Co., Ltd.	(Won)	14,073,806,250	May 16, 2008	13%
AVACO Co., Ltd.	(Won)	6,172,728,120	June 9, 2008	20%
Guangzhou Vision Display Technology Research and Development Limited	CNY	25,000,000	July 11, 2008	50%
NEW OPTICS, Ltd.	(Won)	12,199,600,000	July 30, 2008	42%
LIG ADP Co., Ltd.	(Won)	6,330,000,000	February 24, 2009	13%
Wooree LED Co., Ltd.	(Won)	11,900,000,000	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	(Won)	6,066,658,000	June 24, 2009	40%
RPO, Inc.	US$	12,285,022	November 3, 2009	26%
Global OLED Technology LLC	US$	45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16	(Won)	8,832,125,639	December 7, 2009	31%
Can Yang Investment Ltd.	US$	15,300,000	January 27, 2010	15%
YAS Co., Ltd.	(Won)	10,000,000,000	September 16, 2010	20%
Eralite Optoelectronics (Jiangsu) Co., Ltd.	US$	4,000,000	September 28, 2010	20%

14.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2011 (Q1)	2010	2009
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	850(285) (2)	850 (585) (3)	700 (540) (4)
Time required	3,216	16,646	17,569

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Compensation amount in ( ) is for K-IFRS audit, Form 20-F filing and SOX 404 audit.
(4)	Compensation amount in ( ) is for US-GAAP audit, Form 20-F filing and SOX 404 audit.

B.	Non-audit service

Not applicable.

15.	Board of Directors

A.	Independence of directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our outside directors has or had any business transaction or any related party transactions with us. Our outside directors are comprised of four persons including three who are members of our audit committee. As of March 31, 2011, our non-outside directors were comprised of the chief executive officer, the chief financial officer and a non-standing director.

B.	Members of the board of directors (as of March 31, 2011)

Name	Date of birth	Position	Business experience	First Elected

Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics	January 1, 2007

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	January 1, 2008

Yu Sig Kang	November 3, 1948	Director	Vice Chairman, Representative Director, LG Corp.	March 11, 2011

Tae Sik Ahn	March 21, 1956	Outside Director	Dean, College of Business Administration and Graduate School of Business, Seoul National University	March 12, 2010

William Y. Kim	June 6, 1956	Outside Director	Partner at Ropes & Gray LLP	February 29, 2008

Jin Jang	November 28, 1954	Outside Director	Chair Professor, Department of Information Display, Kyung Hee University	March 11, 2011

Sunny Yi	March 25, 1962	Outside Director	Partner, Bain & Company Korea	March 11, 2011

C.	Committees of the board of directors (as of March 31, 2011)

Committee	Composition	Member

Audit Committee	3 outside directors	Tae Sik Ahn, Sunny Yi, William Y. Kim

Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, Jin Jang, William Y. Kim

Remuneration Committee	1 non-outside director and 2 outside directors	James (Hoyoung) Jeong, Sunny Yi, Tae Sik Ahn

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2011): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2011): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties:

(Unit: share)
Name	Relationship	As of March 31, 2011
LG Electronics	Largest Shareholder	135,625,000 (37.9%)
Young Soo Kwon	Related Party	13,000 (0.0%)

(2)	Shareholders who are known to us to own 5% or more of our shares as of March 31, 2011:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
National Pension Service	23,101,658	6.5%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2011 (Q1)

	(Unit: In millions of Won)
Classification	Amount paid (1)		Per capita average remuneration paid (5)	Remarks
Non-outside directors	927	(2)	309	—
Outside directors who are not audit committee members	22	(3)	17	—
Outside directors who are audit committee members	48	(4)	14	—
Total	997		—	—

- Period: January 1, 2011 ~ March 31, 2011

(1)	Amount paid is calculated on the basis of actually paid amount except accrued salary and severance benefits.
(2)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(3)	Includes remuneration for Dongwoo Chun whose term expired on March 11, 2011.
(4)	Includes remuneration for Yoshihide Nakamura whose term expired on March 11, 2011.
(5)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the three months ended March 31, 2011.

(2)	Stock option

The following table sets forth certain information regarding our stock options as of March 31, 2011.

	(Unit: Won, Stock)
Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Cancelled Options (1)	Number of Exercisable Options (1)
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Total						220,000		110,000	110,000

(1)	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

B.	Employees

As of March 31, 2011, we had 32,321 employees (excluding our executive officers). The total amount of salary paid to our employees for the three months ended March 31, 2011 based on cash payment (excluding welfare benefits and retirement expenses) was (Won)516,829 million. The following table provides details of our employees as of March 31, 2011:

	(Unit: person, in millions of Won, year)
	Number of Employees	Total Salary in 2011 (Q1) (1) (2) (3)	Per Capita Salary (4)	Average Service Year
Male	22,503	394,419	18	4.6
Female	9,818	122,410	13	3.1
Total	32,321	516,829	16	4.1

(1)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2011 was (Won)75,936 million and the per capita welfare benefit provided was (Won)2.4 million.
(2)	Based on cash payment made in Korea.
(3)	Includes incentive payments to employees who have transferred from our affiliated companies.
(4)	Per Capita Salary is calculated using the average number of employees (31,524) for the 3 months ended March 31, 2011.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2011 and 2010

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Introduction

We have reviewed the accompanying condensed consolidated statement of financial position of LG Display Co., Ltd. and subsidiaries (the “Group”) as of March 31, 2011, and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards 1034 Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the consolidated financial statements, the European Commission issued a decision finding that LG Display Co., Ltd. engaged in anti-competitive activities in the Liquid Crystal Display (LCD) industry in violation of European competition laws and imposed a fine of EUR215 million on December 8, 2010. LG Display Co., Ltd., along with its subsidiaries, is under investigations by the Korea Fair Trade Commission and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, LG Display Co., Ltd., along with its subsidiaries, has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits in connection with the alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Considerations

We audited the consolidated statement of financial position as of December 31, 2010 and the consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2010, not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 24, 2011, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2010, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 18, 2011

This report is effective as of May 18, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Unaudited)

As of March 31, 2011 and December 31, 2010

(In millions of won)	Note	2011		2010

Assets
Cash and cash equivalents	9	(Won)	1,808,378	1,631,009
Deposits in banks	9		1,204,000	1,503,000
Trade accounts and notes receivable, net	9, 16		2,449,089	3,000,661
Other accounts receivable, net	9		172,877	256,028
Other current financial assets	9		54,163	35,370
Inventories	5		2,505,194	2,215,217
Other current assets			347,270	199,148

Total current assets			8,540,971	8,840,433

Investments in equity accounted investees	6		302,596	325,532
Other non-current financial assets	9		81,662	83,246
Deferred tax assets	22		1,146,435	1,074,853
Property, plant and equipment, net	7, 20		13,544,978	12,815,401
Intangible assets, net	8, 20		533,711	539,901
Other non-current accounts receivable			—	11,045
Other non-current assets			175,082	167,247

Total non-current assets			15,784,464	15,017,225

Total assets		(Won)	24,325,435	23,857,658

Liabilities
Trade accounts and notes payable	9	(Won)	3,002,615	2,961,995
Current financial liabilities	9, 10		2,109,822	2,100,979
Other accounts payable	9		3,079,431	2,592,527
Accrued expenses			299,112	373,717
Income taxes payable			90,756	153,890
Provisions			618,852	634,815
Other current liabilities			814,692	63,906

Total current liabilities			10,015,280	8,881,829

Non-current financial liabilities	9, 10		2,495,101	2,542,900
Non-current provisions			7,521	8,773
Deferred tax liabilities	22		—	6,640
Employee benefits	14		103,404	78,715
Long-term advances received	16		642,176	945,287
Other non-current liabilities			307,333	332,547

Total non-current liabilities			3,555,535	3,914,862

Total liabilities			13,570,815	12,796,691

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(50,537)	(35,298)
Retained earnings			6,737,538	7,031,163

Total equity attributable to equity holders of the Company			10,727,193	11,036,057

Non-controlling interest			27,427	24,910

Total equity			10,754,620	11,060,967

Total liabilities and equity		(Won)	24,325,435	23,857,658

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

For the three-month periods ended March 31, 2011 and 2010

(In millions of won, except earnings per share)	Note	2011		2010

Revenue		(Won)	5,365,516	5,876,347
Cost of sales			(5,132,586)	(4,639,654)

Gross profit			232,930	1,236,693

Other income	13		333,044	244,822
Selling expenses	12		(177,316)	(190,334)
Administrative expenses	12		(140,997)	(119,492)
Research and development expenses			(169,640)	(136,650)
Other expenses	13		(317,261)	(245,616)

Results from operating activities			(239,240)	789,423

Finance income	15		124,793	114,637
Finance costs	15		(82,135)	(60,893)
Other non-operating income, net			(3,223)	(1,591)
Equity income (loss) on investments, net			(1,994)	156

Profit (loss) before income taxes			(201,799)	841,732
Income tax expense (benefit)	22		(86,373)	193,107

Profit (loss) for the period			(115,426)	648,625

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets			(1,515)	18,455
Defined benefit plan actuarial gain or loss	14		605	(153)
Cumulative translation differences			(14,703)	(18,346)
Gain on sales of own shares of associate accounted			271	—
Income taxes on other comprehensive income			46	(5,351)

Other comprehensive loss for the period, net of income taxes			(15,296)	(5,395)

Total comprehensive income (loss) for the period		(Won)	(130,722)	643,230

Profit (loss) attributable to:
Owners of the Company			(115,189)	649,066
Non-controlling interest			(237)	(441)

Profit (loss) for the period		(Won)	(115,426)	648,625

Total comprehensive income (loss) attributable to:
Owners of the Company			(129,956)	644,187
Non-controlling interest			(766)	(957)

Total comprehensive income (loss) for the period		(Won)	(130,722)	643,230

Earning (loss) per share
Basic earnings (loss) per share	23	(Won)	(322)	1,814

Diluted earnings (loss) per share	23	(Won)	(322)	1,732

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2011 and 2010

(In millions of won)	Share capital		Share premium	Gain on sale of own shares of associates	Fair value reserve	Translation reserve	Retained earnings	Minority interest	Total equity

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	(14,636)	(36,369)	6,050,562	—	10,039,749

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	—	—	—	649,066	(441)	648,625

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets		—	—	—	13,910	—	—	—	13,910
Defined benefit plan actuarial loss		—	—	—	—	—	(153)	—	(153)
Cumulative translation differences		—	—	—	—	(18,636)	—	(516)	(19,152)

Total other comprehensive income (loss)		—	—	—	13,910	(18,636)	(153)	(516)	(5,395)

Total comprehensive income (loss) for the period	(Won)	—	—	—	13,910	(18,636)	648,913	(957)	643,230

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	16,592	16,592

Balances at March 31, 2010	(Won)	1,789,079	2,251,113	—	(726)	(55,005)	6,520,567	15,635	10,520,663

Balances at January 1, 2011	(Won)	1,789,079	2,251,113	810	(5,560)	(30,548)	7,031,163	24,910	11,060,967

Total comprehensive income (loss) for the period
Loss for the period		—	—	—	—	—	(115,189)	(237)	(115,426)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets		—	—	—	(1,336)	—	—	—	(1,336)
Defined benefit plan actuarial gain		—	—	—	—	—	472	—	472
Cumulative translation differences		—	—	—	—	(14,174)	—	(529)	(14,703)
Gain on sales of own shares of associates accounted for using the equity method		—	—	271	—	—	—	—	271

Total other comprehensive income (loss)		—	—	271	(1,336)	(14,174)	472	(529)	(15,296)

Total comprehensive income (loss) for the period	(Won)	—	—	271	(1,336)	(14,174)	(114,717)	(766)	(130,722)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	3,283	3,283

Balances at March 31, 2011	(Won)	1,789,079	2,251,113	1,081	(6,896)	(44,722)	6,737,538	27,427	10,754,620

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2011 and 2010

(In millions of won)	Note	2011		2010

Cash flows from operating activities:
Profit (loss) for the period		(Won)	(115,426)	648,625
Adjustments for:
Income tax expense (benefit)	22		(86,373)	193,107
Depreciation			763,824	595,813
Amortization of intangible assets			52,015	35,856
Gain on foreign currency translation			(111,935)	(104,952)
Loss on foreign currency translation			80,008	77,341
Gain on disposal of property, plant and equipment			(158)	(931)
Loss on disposal of property, plant and equipment			80	76
Finance income			(108,396)	(113,181)
Finance costs			45,508	34,188
Equity in loss (gain) of equity method accounted investees, net			1,994	(156)
Other income			(2,576)	(121)
Other expenses			41,387	11,641

			559,952	1,377,306

Change in trade accounts and notes receivable			490,298	(354,106)
Change in other accounts receivable			(23,703)	10,834
Change in other current assets			(138,073)	(90,193)
Change in inventories			(289,977)	(48,597)
Change in other non-current accounts receivable			—	328
Change in other non-current assets			(21,242)	(29,151)
Change in trade accounts and notes payable			92,502	188,484
Change in other accounts payable			43,596	(68,813)
Change in accrued expenses			(92,812)	(8,465)
Change in other current liabilities			18,544	6,505
Change in long-term advances received			281,975	—
Change in other non-current liabilities			(3,355)	2,636
Change in provisions			(35,314)	(4,784)
Change in defined benefit obligation	14		(3,173)	33,640

Cash generated from operating activities			879,218	1,015,624
Income taxes paid			(56,363)	(63,412)
Interest received			22,806	33,053
Interest paid			(31,222)	(26,880)

Net cash from operating activities		(Won)	814,439	958,385

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2011 and 2010

(In millions of won)	Note	2011		2010

Cash flows from investing activities:
Dividends received		(Won)	242	729
Proceeds from withdrawal of deposits in banks			1,100,000	1,300,000
Increase in deposits in banks			(801,000)	(800,000)
Acquisition of investments in equity accounted investees			(1,908)	(14,933)
Proceed from disposal of investments in equity accounted investees			1,356	—
Acquisition of property, plant and equipment			(1,039,187)	(715,079)
Proceeds from disposal of property, plant and equipment			157	1,250
Acquisition of intangible assets			(58,970)	(50,368)
Grants received			940	4
Proceeds from settlement of derivatives			9,844	9,600
Proceeds from short-term loans			49	28
Acquisition of other non-current financial assets			(25,188)	(98)
Proceed from disposal of other non-current financial assets			121,651	3,422

Net cash used in investing activities			(692,014)	(265,445)

Cash flows from financing activities:
Proceeds from short-term borrowings			106,580	120,566
Repayment of short-term borrowings			(328,655)	(282,395)
Issuance of debentures			298,726	199,117
Proceeds from long-term debts			—	5,301
Repayment of current portion of long-term debts			(24,839)	(417,050)
Increase in non-controlling interest			3,283	16,592

Net cash provided (used) in financing activities			55,095	(357,869)

Net Increase in cash and cash equivalents			177,520	335,071
Cash and cash equivalents at January 1			1,631,009	817,982
Effect of exchange rate fluctuations on cash held			(151)	(8,817)

Cash and cash equivalents at March 31		(Won)	1,808,378	1,144,236

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 65-228 Hangang-ro 3-ga, Yongsan-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2011, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of March 31, 2011, the Controlling Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2011, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of March 31, 2011, there are 34,262,102 ADSs outstanding.

(b)	Consolidated Subsidiaries

In January 2011, the Controlling Company invested (Won)14,363 million in cash for the capital increase of LG Display Nanjing Co., Ltd , which is wholly owned by the Controlling Company.

In February 2011, the Controlling Company invested (Won)3,417 million in cash for the capital increase of LUCOM Display Technology (Kunshan) Limited. There were no changes in the Controlling Company’s ownership percentage in LUCOM as a result of this additional investment.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) 1034 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2010.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 15, 2011.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value;

•	liabilities for cash-settled share-based payment arrangements measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2010.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2010, except for the application of the Statements of K-IFRS 1034 Interim Financial Reporting.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2010.

5.	Inventories

Inventories as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010
Finished goods	(Won)	1,011,957	978,386
Work-in-process		881,273	612,497
Raw materials		434,830	421,593
Supplies		177,134	202,741

	(Won)	2,505,194	2,215,217

For the three-month periods ended March 31, 2011 and 2010, changes in finished goods, work in process raw materials and supplies recognized as cost of sales and write-downs of inventories to net realizable value and reversal of such write-downs also included in cost of sales are as follows:

(In millions of won)	2011		2010
Inventories recognized as cost of sales	(Won)	5,132,586	4,639,654
Including: Inventory write-downs (reversals)		23,287	(12,280)

6.	Investments in Equity Accounted Investees

The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). The Controlling Company is paid (Won)1,356 million in February 2011 by the Fund and made additional cash investment of (Won)1,908 million in March 2011. As of March 31, 2011, the Controlling Company has a 30.6% equity interest in the Fund and is committed to make investment of (Won)30,000 million in future.

The entire carrying amount of the investment in RPO, Inc. of (Won)10,866 million, which was acquired for research and development on Digital Waveguide Touch technology in 2009, has been impaired fully as of March 31, 2011 as the recovery of the investment is no longer probable.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2011 and 2010, the Group purchased property, plant and equipment of (Won)1,509,914 million and (Won)1,423,507 million, respectively. The capitalized borrowing costs and capitalization rate are (Won)4,762 million and 2.03%, and (Won)6,885 million and 2.78% for the three-month period ended March 31, 2011 and 2010, respectively. Also for the three-month periods ended March 31, 2011 and 2010, the Group disposed property, plant and equipment with carrying amounts of (Won)79 million and (Won)395 million, respectively. The Group recognized (Won)158 million and (Won)80 million as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2011 (gain and loss for the three-month period ended on March 31, 2010: (Won)931 million and (Won)76 million, respectively).

8.	Intangible Assets

The Group capitalizes the expenses related to development activities, such as expense incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2011 and December 31, 2010 are (Won)154,153 million and (Won)151,697 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2011 and December 31, 2010 is as follows:

(In millions of won)	2011		2010

Cash and cash equivalents	(Won)	1,808,378	1,631,009
Trade accounts and notes receivable, net		2,449,089	3,000,661
Other accounts receivable, net		151,271	256,028
Available-for-sale financial assets		41,397	42,753
Financial assets at fair value through profit or loss		16,065	16,804
Deposits		68,805	49,792
Derivatives		9,545	9,254
Deposits in banks		1,204,000	1,503,000
Guarantee deposits with banks		13	13

	(Won)	5,748,563	6,509,314

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2011 and December 31, 2010 by geographic region is as follows:

(In millions of won)	2011		2010

Domestic	(Won)	81,973	79,275
Euro-zone countries		308,497	456,145
Japan		155,019	265,732
United States		669,368	546,364
China		722,698	823,020
Taiwan		432,770	720,918
Others		78,764	109,207

	(Won)	2,449,089	3,000,661

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable and the related allowance for impairment as of March 31, 2011 and December 31, 2010 are as follows:

	2011			2010
(In millions of won)	Book Value		Impairment loss	Book Value	Impairment loss
Not past due	(Won)	2,371,168	(299)	2,905,600	(514)
Past due 1-15 days		20,138	(2)	25,628	(4)
Past due 16-30 days		53,128	(7)	43,820	(6)
Past due 31-60 days		4,090	—	21,369	(4)
More than 60 days		875	(2)	4,776	(4)

	(Won)	2,449,399	(310)	3,001,193	(532)

The movement in the allowance for impairment in respect of receivables during the three-month period ended March 31, 2011 and the year ended December 31, 2010 are as follows:

(In millions of won)	2011		2010

Balance at the beginning of the year	(Won)	532	365
Bad debt expense (reversal of allowance for doubtful accounts)		(222)	167

Balance at the reporting date	(Won)	310	532

9.	Financial Instruments, Continued

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of March 31, 2011:

(In millions of won)	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	55,360	59,385	619	619	1,239	56,908	—
Unsecured bank loans		2,355,764	2,396,972	1,512,678	427,688	161,414	292,161	3,031
Unsecured bond issues		2,110,730	2,403,541	244,810	42,160	711,732	1,404,839	—
Financial liabilities at fair value through profit or loss		83,069	85,330	—	—	85,330	—	—
Trade accounts and notes payables		3,002,615	3,002,615	3,002,615	—	—	—	—
Other accounts payables		3,079,431	3,079,431	3,079,431	—	—	—	—
Other non-current payable		52,802	52,802	—	—	52,802	—	—

	(Won)	10,739,771	11,080,076	7,840,153	470,467	1,012,517	1,753,908	3,031

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of March 31, 2011, there is no derivative designated as a cash flow hedge.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2011 and December 31, 2010 is as follows:

	2011
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	913	37,701	143	2	20	5	—
Trade accounts and notes receivable	2,062	6,255	159	—	19	29	—
Other accounts receivable	22	208	187	159	4	1	—
Available-for-sale financial assets	7	—	—	103	—	—	—
Financial assets at fair value through profit or loss	—	—	—	430	—	—	—
Other assets denominated in foreign currencies	1	186	17	16	—	67	1
Trade accounts and notes payable	(1,498)	(20,804)	(992)	(111)	(6)	—	(1)
Other accounts payable	(132)	(16,540)	(452)	(14)	(16)	(120)	—
Other non-current accounts payable	(12)	—	—	—	(25)	—	—
Debts	(1,162)	(57,536)	(398)	—	(43)	—	—
Bonds	(346)	(9,971)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(75)	—	—	—	—	—	—

Gross statement of financial position exposure	(220)	(60,501)	(1,336)	585	(47)	(18)	—

Forward exchange contracts	(260)	—	—	—	—	—	—

Net exposure	(480)	(60,501)	(1,336)	585	(47)	(18)	—

9.	Financial Instruments, Continued

(In millions)	2010
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	954	151	342	2	23	8	—
Trade accounts and notes receivable	2,570	7	69	—	14	—	—
Other accounts receivable	10	5	62	3,172	—	—	—
Available-for-sale financial assets	9	—	—	118	—	—	—
Financial assets at fair value through profit or loss	—	—	—	430	—	—	—
Other assets denominated in foreign currencies	1	196	13	12	—	67	1
Trade accounts and notes payable	(1,638)	(15,683)	(90)	—	(2)	—	—
Other accounts payable	(73)	(16,622)	(270)	(18)	(12)	(12)	—
Other non-current accounts payable	(12)	—	—	—	(25)	—	—
Debts	(1,192)	(71,889)	(412)	—	(48)	—	—
Bonds	(345)	(9,965)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—	—	—

Gross statement of financial position exposure	210	(113,800)	(286)	3,716	(50)	63	1

Forward exchange contracts	(420)	—	—	—	—	—	—

Net exposure	(210)	(113,800)	(286)	3,716	(50)	63	1

Significant exchange rates applied for the three-month period ended March 31, 2011 and the year ended December 31, 2010 are as follows:

	Average rate			Spot rate
(In won)	2011		2010	March 31, 2011		December 31, 2010
USD	(Won)	1,121.04	1,144.84	(Won)	1,107.20	1,138.90
JPY		13.63	12.62		13.32	13.97
CNY		170.29	167.67		168.88	172.50
TWD		38.31	35.86		37.57	39.08
EUR		1,532.38	1,584.77		1,563.48	1,513.60
PLN		388.16	396.61		389.44	381.77
SGD		877.20	815.76		877.55	884.00

9.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated in foreign currency as of March 31, 2011 and December 31, 2010 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of each reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss are as follows:

(In millions of won)	March 31, 2011		December 31, 2010
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(15,400)	(10,515)	(9,119)	(29,823)
JPY (5 percent weakening)	(23,317)	(20,819)	(60,256)	(59,738)
CNY (5 percent weakening)	(6,529)	—	(1,867)	—
TWD (5 percent weakening)	635	307	5,504	4,859
EUR (5 percent weakening)	(2,140)	(2,408)	(2,923)	(3,666)
PLN (5 percent weakening)	(209)	768	928	1,065
SGD (5 percent weakening)	4	—	23	—

A strengthening of the won against the above currencies as of March 31, 2011 and December 31, 2010 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010
Fixed rate instruments
Financial assets	(Won)	3,024,176	3,268,887
Financial liabilities		(1,882,292)	(1,584,533)

	(Won)	1,141,884	1,684,354

Variable rate instruments
Financial liabilities	(Won)	(2,722,631)	(3,058,390)

(ii)	Fair value sensitivity analysis for fixed rate instruments

The Group has recognized some fixed rate financial assets as financial assets at fair value through profit or loss. The increase of the interest rate by 100 basis points would have decreased the Group’s equity and profit and loss by (Won)646 million and the decrease of the interest rate by 100 basis points would have had an opposite effect.

(iii)	Cash flow sensitivity analysis for variable rate instruments

As of March 31, 2011 and December 31, 2010, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each year following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
March 31, 2011
Variable rate instruments	(Won)	(20,787)	20,787	(20,787)	20,787

December 31, 2010
Variable rate instruments	(Won)	(23,183)	23,183	(23,183)	23,183

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

	March 31, 2011			December 31, 2010
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	41,397	41,397	42,753	42,753
Financial assets at fair value through profit or loss		16,065	16,065	16,804	16,804
Forward exchange contracts		9,545	9,545	9,254	9,254

	(Won)	67,007	67,007	68,811	68,811

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,808,378	1,808,378	1,631,009	1,631,009
Trade accounts and notes receivable		2,449,089	2,449,089	3,000,661	3,000,661
Other accounts receivable		151,271	151,271	256,028	256,028
Deposits in banks		1,204,000	1,204,000	1,503,000	1,503,000
Deposits		68,805	68,805	49,792	49,792
Others		13	13	13	13

	(Won)	5,681,556	5,681,556	6,440,503	6,440,503

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	83,069	83,069	84,338	84,338
Forward exchange contracts		—	—	956	956

	(Won)	83,069	83,069	85,294	85,294

Liabilities carried at amortized cost
Secured bank loans	(Won)	55,360	55,360	56,945	56,945
Unsecured bank loans		2,355,764	2,355,425	2,673,146	2,672,790
Unsecured bond issues		2,110,730	2,140,519	1,828,494	1,859,102
Trade accounts and notes payable		3,002,615	3,002,615	2,961,995	2,961,995
Other accounts payable		3,079,431	3,079,431	2,592,527	2,592,527
Other non-current liabilities		52,802	55,740	51,409	55,920

	(Won)	10,656,702	10,689,090	10,164,516	10,199,279

The basis for determining fair values is disclosed in note 4.

9.	Financial Instruments, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of March 31, 2011 and December 31, 2010 are as follows:

	2011	2010
Derivatives	3.79%	3.31%
Debts and bonds	4.01%	3.58%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: —

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)	Level 1		Level 2	Level 3	Total
March 31, 2011
Available-for-sale financial assets	(Won)	14,230	—	27,167	41,397
Financial assets at fair value through profit or loss		16,065	—	—	16,065
Derivative financial assets		—	9,545	—	9,545

	(Won)	30,295	9,545	27,167	67,007

Financial liabilities at fair value through profit or loss		(83,069)	—	—	(83,069)

	(Won)	(83,069)	—	—	(83,069)

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	16,668	—	26,085	42,753
Financial assets at fair value through profit or loss		16,804	—	—	16,804
Derivative financial assets		—	9,254	—	9,254

	(Won)	33,472	9,254	26,085	68,811

Derivative financial liabilities		—	(956)	—	(956)
Financial liabilities at fair value through profit or loss	(Won)	(84,338)	—	—	(84,338)

	(Won)	(84,338)	(956)	—	(85,294)

9.	Financial Instruments, Continued

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using binominal tree model considering the financial conditions of the invested companies and by discounting estimated cash flows from stock using yield rate that reflects invested companies’ credit risks.

Changes in Level 3 instruments are as follows:

	December 31, 2010			Net realized/unrealized gains included in			March 31, 2011
(In millions of won)			Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels
Available-for-sale financial assets	(Won)	26,085	—	—	1,082	—	27,167

(f)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management also monitors the level of dividends to ordinary shareholders.

(In millions of won)	March 31, 2011		December 31, 2010
Total liabilities	(Won)	13,570,815	12,796,691
Total equity		10,754,620	11,060,967
Cash and deposits in banks(*)		3,012,378	3,134,009
Borrowings		4,604,923	4,642,923
Liabilities to equity ratio		126%	116%
Net borrowing to equity ratio		15%	14%

(*)	Cash and deposits in banks consist of cash and cash equivalents and deposit in banks.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010

Current
Short-term borrowings	(Won)	958,000	1,213,462
Current portion of long-term debt		1,151,822	886,561
Derivatives		—	956

	(Won)	2,109,822	2,100,979

Non-current
Won denominated borrowings	(Won)	18,194	19,143
Foreign currency denominated borrowings		483,108	810,925
Bonds		1,910,730	1,628,494
Convertible bonds		83,069	84,338

	(Won)	2,495,101	2,542,900

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won, USD, JPY and CNY)
Lender	Annual interest rate as of March 31, 2011(*)	2011		2010
Korea Development Bank and others	—	(Won)	—		12,139
China Communication Bank and others	3ML+1.2~1.9%, 6ML+0.65%, 90% of the Basic Rate published by the People’s Bank of China		137,505		162,115
Mizuho Bank	—		—		55,574
	3ML+1.6%		93,232		97,796
Shinhan Bank and others	6ML+0.65~0.9%		459,957		545,419
	5.29%		711		711
Bank of Tokyo-Mitsubishi UFJ	3ML+1.0%		66,595		69,854
	—		—		69,854
Woori Bank	5.13%		200,000		200,000

Foreign currency equivalent		USD	77	USD	95
		JPY	49,536	JPY	63,889
		CNY	71	CNY	71

		(Won)	958,000		1,213,462

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

10.	Financial Liabilities, Continued

(c)	Local currency long-term debt as of March 31, 2011 and December 31, 2010 is as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2011	2011		2010
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	15,059	16,008
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		4,048	4,048
	2.75%		2,883	2,883
Hana Bank	1.23%, 4.18%		300	300
Less current portion of long-term debt			(4,096)	(4,096)

		(Won)	18,194	19,143

(d)	Foreign currency denominated long-term debt as of March 31, 2011 and December 31, 2010 is as follows:

(In millions of won, USD, JPY, CNY and EUR)
Lender	Annual interest rate as of March 31, 2011	2011		2010
China Communication Bank and others	6ML+1.99% 3M EURIBOR+0.6%, 90%~95% of the Basic Rate published by the People’s Bank of China	(Won)	128,507		145,917
The Export-Import Bank of Korea	6ML+0.69%		44,288		51,251
	6ML+1.78%		55,360		56,945
Korea Development Bank	3ML+0.66%		261,559		271,212
	3ML+2.79%
Kookmin Bank and others	3ML+0.35~0.53%		442,880		455,560
	6ML+0.41%		221,440		227,780
Sumitomo Bank Ltd.	3ML+1.80%		276,800		284,725

		USD	1,085	USD	1,097
Foreign currency equivalent		CNY	327	CNY	341
		EUR	43	EUR	48
		JPY	8,000	JPY	8,000

Less current portion of long-term debt			(947,726)		(682,465)

		(Won)	483,108		810,925

10.	Financial Liabilities, Continued

(e)	Details of the Controlling Company’s debentures issued and outstanding as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won, JPY and USD)	Maturity	Annual interest rate as of March 31, 2011	2011		2010

Local currency debentures(*)
Publicly issued debentures	November 2012~ February 2016	4.77~5.89%	(Won)	1,400,000		1,100,000
Privately issued debentures	May 2011	5.30%		200,000		200,000
Less discount on debentures				(4,671)		(3,699)
Less current portion of debentures				(200,000)		(200,000)

			(Won)	1,395,329		1,096,301

Foreign currency debentures(*)
Floating-rate bonds	August 2012 ~ April 2013	3ML+1.80 ~2.40%	(Won)	520,709		538,323

Foreign currency equivalent			USD	350	USD	350
			JPY	10,000	JPY	10,000

Less discount on bonds				(5,308)		(6,130)

			(Won)	515,401		532,193

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	83,069		84,338

Foreign currency equivalent			USD	75	USD	74

			(Won)	83,069		84,338

			(Won)	1,993,799		1,712,832

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Controlling Company publicly issued debentures amounting to (Won)300,000 million (maturity: 5 years, annual interest rate: 4.95%) during the three-month period ended March 31, 2011.

10.	Financial Liabilities, Continued

(f)	Details of the convertible bonds are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)47,892

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Group repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Group measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as non-current liabilities.

The Group is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Group’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,075 to (Won)47,892 per share due to the Controlling Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2010.

As of March 31, 2011 and December 31, 2010, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In won and share)	2011		2010

Convertible bonds (*)	(Won)	61,617,600,000	61,617,600,000
Conversion price	(Won)	47,892	48,075
Common shares to be issued		1,286,594	1,281,697

10.	Financial Liabilities, Continued

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million as of March 31, 2011 and December 31, 2010.

(g)	Aggregate maturities of the Group’s financial liabilities as of March 31, 2011 are as follows:

(In millions of won)
Period	Local currency long-term debt		Foreign currency long-term debt	Local currency debentures	Foreign currency debentures	Total

Within 1 year	(Won)	4,096	947,726	200,000	—	1,151,822
1~5 year		15,300	483,108	1,910,730	83,069	2,492,207
Thereafter		2,894	—	—	—	2,894

	(Won)	22,290	1,430,834	2,110,730	83,069	3,646,923

11.	The Nature of Expenses

The nature of expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010

Changes in inventories	(Won)	(289,977)	(48,597)
Purchase of raw material and merchandise		3,790,682	3,445,618
Depreciation and amortization		815,839	631,669
Outsourcing fee		28,261	18,784
Labor costs		575,937	424,809
Supplies and others		276,803	211,332
Utility expense		134,356	103,577
Fees and commissions		108,002	82,385
Shipping costs		79,944	104,314
After-sale service expenses		15,854	38,566
Others		85,227	84,101

	(Won)	5,620,928	5,096,558

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except foreign exchange difference).

For the three-month period ended March 31, 2011, other income and other expenses contained exchange differences amounting to (Won)329,601 million and (Won)316,872 million, respectively (three-month period ended March 31, 2010 : (Won)241,541 million and (Won)235,188 million, respectively).

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Salaries	(Won)	59,384	46,477
Expenses related to defined benefit plan		4,844	5,352
Other employee benefit		14,579	10,993
Shipping costs		67,450	88,086
Fees and commissions		43,584	25,654
Depreciation and amortization		41,297	32,754
Taxes and dues		10,904	4,158
Advertising		25,259	16,827
After-sale service expenses		15,854	38,566
Others		35,158	40,959

	(Won)	318,313	309,826

13.	Other Income and Other Expenses

(a)	Details of other income for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010

Rental income	(Won)	1,461	1,034
Foreign currency gain		329,601	241,541
Gain on disposal of property, plant and equipment		158	931
Reversal of allowance for doubtful accounts for other receivables		211	121
Reversal of stock compensation cost		267	—
Others		1,346	1,195

	(Won)	333,044	244,822

(b)	Details of other expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010

Other bad debt expenses	(Won)	285	1,281
Foreign currency loss		316,872	235,188
Loss on disposal of property, plant and equipment		80	76
Others		24	9,071

	(Won)	317,261	245,616

14.	Employee Benefits

The Group maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group. The Controlling Company’s defined benefit plan, if legal requirements are satisfied, allows interim settlement upon the employee’s election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010
Present value of partially funded defined benefit obligations	(Won)	384,500	360,540
Fair value of plan assets		(281,096)	(281,825)

	(Won)	103,404	78,715

(b)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Current service cost	(Won)	26,809	22,025
Interest cost		4,746	3,678
Expected return on plan assets		(3,088)	(3,236)
Past service cost		—	12,778

	(Won)	28,467	35,245

(c)	Plan assets as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010

Deposits with financial institutions	(Won)	281,096	281,825

(d)	Actuarial gain and loss recognized in other comprehensive income for the three-month periods ended March 31, 2011 and 2010 is as follows:

(In millions of won)	2011		2010
Defined benefit plan actuarial gain or loss	(Won)	605	(153)
Income tax		(133)	—

Defined benefit plan actuarial gain or loss, net of income tax	(Won)	472	(153)

15.	Finance income and Finance costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010

Finance income
Interest income	(Won)	16,888	28,738
Foreign currency gain		107,869	85,791
Gain on derivatives		—	102
Gain on valuation of financial assets at fair value through profit or loss		36	6

	(Won)	124,793	114,637

Finance costs
Interest expense	(Won)	30,272	23,833
Foreign currency loss		35,843	29,284
Loss on valuation of financial assets at fair value through profit or loss		393	1,512
Loss on valuation of financial liabilities at fair value through profit or loss		1,079	4,829
Loss on sale of trade accounts and notes receivable		3,682	1,435
Impairment loss on investments in equity accounted investees		10,866	—

	(Won)	82,135	60,893

(b)	Finance income and costs recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Loss on valuation of available-for-sale securities		(1,515)	18,455
Tax effect		179	(4,545)

	(Won)	(1,336)	13,910

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Exchange Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,425 million ((Won)1,577,760 million) in connection with its export sales transactions. As of March 31, 2011, the amount of accounts and notes receivable sold but not past due is zero.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)664,320 million). The Controlling Company joined this program in April 2007. For the three-month period ended March 31, 2011, no accounts and notes receivable were sold under this program.

LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, has agreements with Standard Chartered Bank and Citiibank for accounts receivable sales negotiating facilities of up to an aggregate of USD250 million ((Won)276,800 million) and USD100 million ((Won)110,720 million), respectively, and, as of March 31, 2011, accounts and notes receivable amounting to USD190 million ((Won)210,368 million) and USD48 million ((Won)53,146 million) were sold but are not past due. LG Display Taiwan Co., Ltd. has an agreement with Taishin International Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD710 million ((Won)786,112 million), and, as of March 31, 2011, accounts and notes receivable amounting to USD251 million ((Won)277,907 million) were sold but are not past due. In addition, LG Display Taiwan Co., Ltd. has agreements with Citibank and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD56 million ((Won)62,003 million) and USD260 million ((Won)287,872 million), respectively, and, as of March 31, 2011, accounts and notes receivable amounting to USD33 million ((Won)36,538 million) and USD105 million ((Won)116,256 million) were sold but are not past due, respectively. LG Display Shanghai Co., Ltd. has an agreement with BNP Paribas for accounts receivable sales negotiating facilities of up to an aggregate of USD140 million ((Won)155,008 million), and, as of March 31, 2011, accounts and notes receivable amounting to USD92 million ((Won)101,862 million) were sold but are not past due. In July 2010, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of March 31, 2011, accounts and notes receivable amounting to USD120 million ((Won)132,864 million) were sold but are not past due. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD307 million ((Won)339,910 million), and, as of March 31, 2011, accounts and notes receivable amounting to USD296 million ((Won)327,731 million) were sold but are not past due. LG Display America, Inc. has agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD80 million ((Won)88,576 million) and USD35 million ((Won)38,752 million), respectively, and, as of March 31, 2011, the amount of accounts and notes receivable amounting to USD79 million ((Won)87,469 million) and USD19 million ((Won)21,037 million) were sold but not past due, respectively. The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could negotiate its accounts receivables up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. In addition, since August 2010, the Controlling Company has entered into an accounts receivable selling program of up to USD100 million ((Won)110,720 million) with Citibank, N.A., and, as of March 31, 2011, the amount of accounts and notes receivable sold but not past due is zero. In connection with all the contracts in this paragraph, the Group has sold its accounts receivable without recourse.

16.	Commitments, Continued

Letters of credit

As of March 31, 2011, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD110 million ((Won)121,792 million), USD20 million ((Won)22,144 million) with China Construction Bank, USD210 million ((Won)232,512 million) with Shinhan Bank, JPY10,000 million ((Won)133,189 million) with Woori Bank, USD80 million ((Won)88,576 million) with Bank of China, USD104 million ((Won)115,149 million) with Hana Bank and JPY1,893 million ((Won)25,210 million), USD60 million ((Won)66,432 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company receives payment guarantees amounting to USD8.5 million ((Won)9,411 million) and EUR215 million((Won) 336,148) from Royal Bank of Scotland and other various banks in connection with value added tax payments in Poland. As of March 31, 2011, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR43 million ((Won)67,350 million) term loan credit facility of LG Display Poland Sp. zo.o. LG Display Poland Sp. zo.o. is provided with a payment guarantee amounting to PLN250 million ((Won)97,360 million) by Nordea Bank and others for the “Simplified Procedure” (deferral of VAT payment), and the Controlling Company provides payment guarantee to Nordea Bank and others in connection with their payment guarantee. In addition, the Controlling Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and other subsidiaries’ term loan credit facilities with an aggregate amount of USD17 million ((Won)18,822 million) for principals and related interests.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD159 million ((Won)175,491 million), JPY8,000 million ((Won)106,551 million), and CNY200 million ((Won)33,776 million), respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD5 million ((Won)5,536 million), JPY1,300 million ((Won)17,315 million), CNY1,200 million ((Won)202,656 million) and PLN250 million ((Won)97,360 million) respectively, for their local tax payments.

License agreements

As of March 31, 2011, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In January 2009 and April and December 2010, the Controlling Company entered into long-term supply agreements with Apple, Inc. to supply LCD panels for three or five years, respectively. In connection with the agreements, the Controlling Company received advances of USD830 million ((Won)918,976 million) from Apple, Inc. in aggregate. In addition, the Controlling Company has received advance of USD250 million ((Won) 276,800 million) from Apple, Inc. in February 2011. The advances received will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD200 million ((Won)221,440 million) from Industrial Bank of Korea relating to advances received from Apple, Inc.

Pledged Assets

Regarding the line of credit up to USD50 million ((Won)55,360 million), the Controlling Company provided with part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

17.	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Group in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Group for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008.

The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009. Although the Group had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Group, and on April 30, 2010, the Court further found that the Group’s four patents were valid but were not infringed by AU Optronics Corp. In October and November 2010, the Group filed a motion for reconsideration as to the court’s findings on the AU Optronics Corp.’s patents and the Group’s patents respectively. However, the final judgment has not yet been rendered. Once all findings by the Court have been issued, the Group will review all available options including appeal. The Group is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2011, the Group is unable to predict the ultimate outcome of this case.

Antitrust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

17.	Contingencies, Continued

On December 8, 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on our application.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Investigations by the Canadian Bureau of Competition Policy, the Japan Fair Trade Commission, the Korea Fair Trade Commission, the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. In June 2010, the Ninth Circuit Court of Appeals denied the defendants’ petitions appealing the class certification decisions. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class has not yet begun. Trial is set to begin in the two class action lawsuits on February 13, 2012. In January 2011, a hearing was held regarding the Canadian direct and indirect purchasers’ motion for class certification. The court has not yet ruled on the motion.

Additionally separate claims were filed by ATS. Claim, LLC, (assignee of Ricoh Electronics, Inc.), AT&T Corp., Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to the Controlling Company pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc., Sony Computer Entertainment America LLC, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc. and T-Mobile U.S.A., Inc. filed similar claims in the United States. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings or motions have been made to transfer them to the MDL Proceedings.

In addition, in 2010 and 2011, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Controlling Company, alleging similar antitrust violations as alleged in the MDL Proceedings.

In February 2007, the Controlling Company and certain of its current and former officers and directors were named as defendants in a purported shareholder class action filed in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the defendants, including LG Display, reached an agreement in principle with the class plaintiffs to settle the action and the District Court granted final approval of the settlement on March 17, 2011.

17.	Contingencies, Continued

While the Controlling Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Controlling Company. The Controlling Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Controlling Company.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of March 31, 2011 and December 31, 2010, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock for the three-month period ended March 31, 2011.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c)	Dividends

During the three-month period ended March 31, 2011, the Group declared dividends of (Won)178,908 million ((Won)500 per share). The dividend has been paid in April, 2011 and there are no income tax consequences.

19.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Short-term benefits	(Won)	540	551
Expenses related to defined benefit plan		42	59
Other long-term benefits		155	145

	(Won)	737	755

Key management refers to the registered directors who have significant control and responsibilities over the Group’s operations and business.

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2011 and 2010 are as follows:

	Sales and other			Purchases and other
(In millions of won)	2011		2010	2011	2010
Subsidiaries	(Won)	4,463,861	5,052,295	811,279	574,433
Joint ventures		149,065	239,761	1,174	22,101
Associates		5,280	—	388,864	372,884
LG Electronics		1,203,070	1,562,530	64,324	68,111
Other related parties		10	128,890	9,693	168,571

	(Won)	5,821,286	6,983,476	1,275,334	1,206,100

Account balances with related companies as of March 31, 2011 and December 31, 2010 are as follows:

	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
(In millions of won)	2011		2010	2011	2010
Subsidiaries	(Won)	2,912,544	3,609,801	590,139	405,814
Joint ventures		140,408	145,093	282,645	478,009
Associates		5,038	—	314,494	243,357
LG Electronics		500,571	634,570	104,689	138,484
Other related parties		—	—	3,440	3,870

	(Won)	3,558,561	4,389,464	1,295,407	1,269,534

20.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

Export sales represent approximately 93% of total sales for the year ended March 31, 2011.

The following is a summary of sales by region based on the location of the customers for the three-month periods ended March 31, 2011 and 2010.

(a)	Revenue by geography

(In millions of won)	Revenue
Region	March 31, 2011		December 31, 2010
Domestic	(Won)	388,010	353,794
Foreign
China		3,000,178	3,143,517
Asia (excluding China)		597,266	580,160
United States		556,699	765,687
Europe		823,363	1,033,189

Sub total	(Won)	4,977,506	5,522,553

Total	(Won)	5,365,516	5,876,347

Sales to LG Electronics constituted about 22% of total revenue for the three-month period ended March 31, 2011.

(b)	Non-current assets by geography

(In millions of won)	March 31, 2011			December 31, 2010
Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	(Won)	12,411,048	516,423	11,690,716	520,152
Foreign
China		951,466	17,190	945,864	19,105
Others		182,464	98	178,821	644

Sub total	(Won)	1,133,930	17,288	1,124,685	19,749

Total	(Won)	13,544,978	533,711	12,815,401	539,901

(c)	Revenue by product

(In millions of won)
Product	March 31, 2011		December 31, 2010
Panels for:
Notebook computers	(Won)	997,501	1,072,217
Desktop monitors		1,278,460	1,387,064
TFT-LCD televisions		2,583,671	3,210,649
Mobile and others		505,884	206,417

	(Won)	5,365,516	5,876,347

21.	Share-Based Payment

(a)	The terms and conditions of share-based payment arrangement as of March 31, 2011 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	1 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Group before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% (110,000 shares) of then outstanding SARs were cancelled in 2008.

(b)	The changes in the number of SARs outstanding for the three-month period ended March 31, 2011 are as follows:

(Number of shares)	2011

Balance at beginning of year	110,000
Forfeited or cancelled	—
Outstanding as of March 31, 2011	110,000
Exercisable as of March 31, 2011	110,000

21.	Share-Based Payment, Continued

(c)	The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	March 31, 2011	December 31, 2010

Risk free rate (*1)	3.42%	2.89%
Expected term (*2)	1.0 year	1.0 year
Expected volatility	32.20%	35.20%
Expected dividends (*3)	0%	0%
Fair value per share	(Won)1,870	(Won)4,296
Total carrying amount of liabilities (*4)	(Won)205,700,394	(Won)472,527,182

(*1)	Risk-free rates are interest rates of Korean government bonds.
(*2)	As of March 31, 2011, the remaining contractual life is 12 months and the expected term is determined as 1 year.
(*3)	The Controlling Company did not pay any dividends from 2000 through 2006 and accordingly, expected dividend used is 0% despite recent dividend yield was 1.6%, 2.2%, 1.3% and 1.3% in 2007, 2008, 2009 and 2010, respectively.
(*4)	As of March 31, 2011, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d)	The Group recognized reversal of stock compensation cost of (Won)267 million as other income for the three-month period ended March 31, 2011.

22.	Income Taxes

(a)	Details of Income tax expense (benefit) for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Current tax expense	(Won)	9,305	136,088
Deferred tax expense (benefit)		(95,678)	57,019

Income tax expense (benefit)	(Won)	(86,373)	193,107

22.	Income Taxes, Continued

(b)	Deferred tax assets and liabilities as of March 31, 2011 and December 31, 2010 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	2011		2010	2011	2010	2011	2010
Other accounts receivable, net	(Won)	—	—	(3,219)	(5,919)	(3,219)	(5,919)
Inventories, net		18,089	17,942	—	—	18,089	17,942
Available-for-sale financial assets		2,441	2,199	(276)	(6,983)	2,165	(4,784)
Defined benefit obligation		3,037	3,829	—	—	3,037	3,829
Investments in equity accounted investees		8,471	12,041	—	—	8,471	12,041
Derivative instruments		—	—	(168)	(2,008)	(168)	(2,008)
Accrued expense		66,645	78,396	—	—	66,645	78,396
Property, plant and equipment		111,334	112,286	—	—	111,334	112,286
Provisions		14,667	17,962	—	—	14,667	17,962
Gain or loss on foreign currency		39,590	81,075	(23,528)	(61,031)	16,062	20,044
Debentures		5,320	5,049	—	—	5,320	5,049
Others		27,894	24,134	(6,006)	(6,006)	21,888	18,128
Tax credit carryforwards		882,144	795,247	—	—	882,144	795,247

Deferred income tax assets (liabilities)	(Won)	1,179,632	1,150,160	(33,197)	(81,947)	1,146,435	1,068,213

Statutory tax rate applicable to the Controlling Company is 24.2% for the three-month period ended March 31, 2011. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Controlling Company is 24.2% until 2011 and 22% thereafter.

23.	Earnings (loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In won and No. of shares)	2011		2010

Net income (loss) attributable to owners of the Controlling Company	(Won)	(115,189,230,246)	649,066,027,139
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	(322)	1,814

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

23.	Earnings (loss) Per Share, Continued

(b)	There is no effect of dilutive potential ordinary shares due to net loss for the three-month period ended March 31, 2011. Diluted earnings per share for the three-month period ended March 31, 2010 was as follows:

(In won and No. of shares)	2010

Net income	(Won)	649,066,027,139
Interest on convertible bond, net of tax		(13,059,178,980)
Adjusted income		636,006,848,159
Weighted-average number of common shares outstanding and common equivalent shares(*)		367,138,860

Diluted earnings per share	(Won)	1,732

(*)	Weighted-average number of common shares outstanding for the three-month period ended March 31, 2010 is calculated as follows:

(Number of shares)	2010

Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	9,323,160

Weighted-average number of common shares (diluted)	367,138,860

(c)	The number of dilutive potential ordinary shares outstanding for the three-month period ended March 31, 2010 is calculated as follows:

(Number of shares)	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	9,399,113
Period	January 1, 2010 ~March 31, 2010	January 1, 2010 ~March 19, 2010
Weight	90 days / 90 days	77 days / 90 days
Weighted-average number of common shares to be issued	1,281,697	8,041,463

24.	Subsequent event

The Controlling Company publicly issued debentures amounting to (Won)300,000 million (maturity: 3 years, annual interest rate: 4.31%) on April, 12, 2011.

LG DISPLAY CO., LTD.

Condensed Interim Financial Statements

(Unaudited)

March 31, 2011 and 2010

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Introduction

We have reviewed the accompanying condensed statement of financial position of LG Display Co., Ltd. (the “Company”) as of March 31, 2011, and the related condensed statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Condensed Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed interim financial statements and for such internal controls as management determines are necessary to enable the preparation of condensed interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express a conclusion on these condensed interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards 1034 Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the financial statements, the European Commission issued a decision finding that LG Display Co., Ltd. engaged in anti-competitive activities in the Liquid Crystal Display (LCD) industry in violation of European competition laws and imposed a fine of EUR215 million on December 8, 2010. LG Display Co., Ltd., along with its subsidiaries, is under investigations by the Korea Fair Trade Commission and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, LG Display Co., Ltd., along with its subsidiaries, has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits in connection with the alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Considerations

We audited the statement of financial position as of December 31, 2010, and the statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2010, not accompanying this review report, in accordance with auditing standards generally accepted in the Republic of Korea, and our report thereon, dated February 24, 2011, expressed an unqualified opinion. The accompanying statement of financial position of the Company as of December 31, 2010, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
May 18, 2011

This report is effective as of May 18, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Statements of Financial Position

(Unaudited)

As of March 31, 2011 and December 31, 2010

(In millions of won)	Note	2011		2010

Assets
Cash and cash equivalents	9	(Won)	983,428	889,784
Deposits in banks	9		1,203,000	1,503,000
Trade accounts and notes receivable, net	9, 16		3,319,871	3,883,433
Other accounts receivable, net	9		192,203	301,543
Other current financial assets	9		53,752	34,828
Inventories	5		2,123,327	1,759,965
Other current assets			248,966	127,320

Total current assets			8,124,547	8,499,873

Investments	6		1,283,625	1,279,831
Other non-current financial assets			63,435	64,020
Deferred tax assets	21		1,058,823	979,323
Property, plant and equipment, net	7		12,407,538	11,688,061
Intangible assets, net	8		479,475	483,260
Other non-current assets			171,781	163,630

Total non-current assets			15,464,677	14,658,125

Total assets		(Won)	23,589,224	23,157,998

Liabilities
Trade accounts and notes payable	9	(Won)	2,935,434	2,986,383
Current financial liabilities	9, 10		1,947,242	1,906,112
Other accounts payable	9		2,879,932	2,373,083
Accrued expenses			311,470	374,177
Income taxes payable			47,193	104,044
Provisions			617,660	634,815
Other current liabilities			824,557	75,255

Total current liabilities			9,563,488	8,453,869

Non-current financial liabilities	9, 10		2,430,644	2,470,667
Non-current provisions			7,521	8,773
Employee benefits	14		103,110	78,406
Long-term advances received	16		642,176	945,287
Other non-current liabilities			305,254	330,321

Total non-current liabilities			3,488,705	3,833,454

Total liabilities			13,052,193	12,287,323

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(8,653)	(7,795)
Retained earnings			6,505,492	6,838,278

Total equity			10,537,031	10,870,675

Total liabilities and equity		(Won)	23,589,224	23,157,998

See accompanying notes to the condensed interim financial statements.

LG DISPLAY CO., LTD.

Condensed Interim Statements of Comprehensive Income

(Unaudited)

For the three-month periods ended March 31, 2011 and 2010

(In millions of won, except earnings per share)	Note	2011		2010

Revenue		(Won)	5,051,751	5,840,744
Cost of sales			(5,000,746)	(4,793,820)

Gross profit			51,005	1,046,924

Other income	13		249,915	191,174
Selling expenses	12		(88,201)	(114,708)
Administrative expenses	12		(112,925)	(103,511)
Research and development expenses			(167,695)	(136,568)
Other expenses	13		(233,803)	(179,222)

Results from operating activities			(301,704)	704,089

Finance income	15		116,783	97,207
Finance costs	15		(62,712)	(43,756)
Other non-operating income loss, net			(3,036)	(1,464)

Profit (loss) before income taxes			(250,669)	756,076
Income tax expense (benefit)	21		(96,319)	157,032

Profit (loss) for the period			(154,350)	599,044

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets			(1,100)	19,350
Defined benefit plan actuarial gain or loss	14		605	(153)
Income taxes on other comprehensive income			109	(4,257)

Other comprehensive income (loss) for the period, net of income taxes			(386)	14,940

Total comprehensive income (loss) for the period		(Won)	(154,736)	613,984

Earnings (loss) per share
Basic earnings (loss) per share	22	(Won)	(431)	1,674

Diluted earnings (loss) per share	22	(Won)	(431)	1,596

See accompanying notes to the condensed interim financial statements.

LG DISPLAY CO., LTD.

Condensed Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2011 and 2010

(In millions of won)	Share capital		Share premium	Fair value reserve	Retained earnings	Total equity

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	(17,366)	6,011,372	10,034,198

Total comprehensive income for the period
Profit for the period		—	—	—	599,044	599,044

Other comprehensive income
Net change in fair value of available-for-sale financial assets		—	—	15,093	—	15,093
Defined benefit plan actuarial loss		—	—	—	(153)	(153)

Total other comprehensive income (loss)		—	—	15,093	(153)	14,940

Total comprehensive income for the period	(Won)	—	—	15,093	598,891	613,984

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at March 31, 2010	(Won)	1,789,079	2,251,113	(2,273)	6,431,355	10,469,274

Balances at January 1, 2011	(Won)	1,789,079	2,251,113	(7,795)	6,838,278	10,870,675

Total comprehensive income for the period
Loss for the period		—	—	—	(154,350)	(154,350)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets		—	—	(858)	—	(858)
Defined benefit plan actuarial gain		—	—	—	472	472

Total other comprehensive income (loss)		—	—	(858)	472	(386)

Total comprehensive income (loss) for the period	(Won)	—	—	(858)	(153,878)	(154,736)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at March 31, 2011	(Won)	1,789,079	2,251,113	(8,653)	6,505,492	10,537,031

See accompanying notes to the condensed interim financial statements.

LG DISPLAY CO., LTD.

Condensed Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2011 and 2010

(In millions of won)	Note	2011		2010

Cash flows from operating activities:
Profit (loss) for the period		(Won)	(154,350)	599,044
Adjustments for:
Income tax expense (benefit)	21		(96,319)	157,032
Depreciation			699,300	540,367
Amortization of intangible assets			49,706	34,471
Gain on foreign currency translation			(93,553)	(81,291)
Loss on foreign currency translation			66,850	55,578
Gain on disposal of property, plant and equipment			(158)	(928)
Loss on disposal of property, plant and equipment			—	1
Finance income			(110,946)	(96,812)
Finance costs			45,317	27,423
Other income			(11,610)	(12,382)
Other expenses			39,934	11,635

			434,171	1,234,138

Change in trade accounts and notes receivable			507,936	(264,151)
Change in other accounts receivable			(9,468)	16,184
Change in other current assets			(113,200)	(81,308)
Change in inventories			(363,362)	(102,892)
Change in other non-current assets			(21,559)	(29,175)
Change in trade accounts and notes payable			(10,908)	249,372
Change in other accounts payable			66,182	(63,112)
Change in accrued expenses			(80,579)	(38,390)
Change in other current liabilities			17,057	19,076
Change in long-term advances received			281,975	—
Change in other non-current liabilities			—	1,611
Change in provisions			(35,314)	(4,784)
Change in defined benefit obligation	14		(3,107)	33,653

Cash generated from operating activities			669,824	970,222
Income taxes paid			(39,924)	(59,407)
Interest received			21,575	32,757
Interest paid			(29,140)	(25,388)

Net cash from operating activities		(Won)	622,335	918,184

See accompanying notes to the condensed interim financial statements.

LG DISPLAY CO., LTD.

Condensed Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2011 and 2010

(In millions of won)	Note	2011		2010

Cash flows from investing activities:
Dividends received		(Won)	242	729
Proceeds from withdrawal of deposits in banks			1,100,000	1,300,000
Increase in deposits in banks			(800,000)	(800,000)
Acquisition of investments			(19,688)	(38,824)
Proceeds from disposal of investments			1,356	—
Acquisition of property, plant and equipment			(949,309)	(642,255)
Proceeds from disposal of property, plant and equipment			159	1,250
Acquisition of intangible assets			(58,707)	(43,680)
Grants received			940	4
Proceeds from settlement of derivatives			9,843	9,600
Acquisition of other non-current financial assets			(25,179)	(53)
Proceeds from disposal of non-current financial assets			121,649	3,422

Net cash used in investing activities			(618,694)	(209,807)

Cash flows from financing activities:
Proceeds from short-term borrowings			50,649	113,082
Repayment of short-term borrowings			(252,728)	(282,395)
Issuance of debentures			298,726	199,117
Repayment of current portion of long-term debt			(6,644)	(397,800)

Net cash from (used in) financing activities			90,003	(367,996)

Net increase in cash and cash equivalents			93,644	340,381
Cash and cash equivalents at January 1			889,784	704,324

Cash and cash equivalents at March 31		(Won)	983,428	1,044,705

See accompanying notes to the condensed interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 65-228, Hangang-ro 3-ga, Yongsan-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2011, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of March 31, 2011, the Company has its TFT-LCD manufacturing plants, OLED manufacturing plant and LCD Research & Development Center in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2011, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2011, there are 34,262,102 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) 1034 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2010.

When the condensed interim financial statements are prepared, investments in subsidiaries, jointly controlled entities and associated are accounted for at deemed cost under K-IFRS 1101 or acquisition cost, not based on the investee’s financial performance and net assets in accordance with K-IFRS 1027.

The condensed interim financial statements were authorized for issue by the Board of Directors on April 15, 2011.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value;

•	liabilities for cash-settled share-based payment arrangements measured at fair value; and

•	liabilities for defined benefit plans recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed interim financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2010.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2010, except for the application of the Statements of K-IFRS 1034 Interim Financial Reporting.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2010.

5.	Inventories

Inventories as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010

Finished goods	(Won)	719,017	630,374
Work-in-process		868,683	606,486
Raw materials		390,737	364,160
Supplies		144,890	158,945

	(Won)	2,123,327	1,759,965

For the three-month periods ended March 31, 2011 and 2010, changes in finished goods, work in process, raw materials and supplies recognized as cost of sales and write-downs of inventories to net realizable value and reversal of such write-downs also included in cost of sales are as follows:

(In millions of won)	2011		2010
Inventories recognized as cost of sales	(Won)	5,000,746	4,793,820
Including: inventory write-downs (reversals)		27,876	(9,991)

6.	Investments

(a)	Investments in subsidiaries

In January 2011, the Company invested (Won)14,363 million in cash for the capital increase of LG Display Nanjing Co., Ltd, which is wholly owned by the Company.

In February 2011, the Company invested (Won)3,417 million in cash for the capital increase of LUCOM Display Technology (Kunshan) Limited (“LUCOM”). There were no changes in the Company’s ownership percentage in LUCOM as a result of this additional investment.

(b)	Investments in associates

The Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). The Company is paid (Won)1,356 million in February 2011 by the Fund and made additional cash investment of (Won)1,908 million in March 2011. As of March 31, 2011, the Company has a 30.6% equity interest in the Fund and is committed to make investment of (Won)30,000 million in future.

The entire carrying amount of the investment in RPO, Inc. of (Won)14,538 million, which was acquired for research and development on Digital Waveguide Touch technology in 2009, has been impaired fully as of March 31, 2011 as the recovery of the investment is no longer probable.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2011 and 2010, the Company purchased property, plant and equipment of (Won)1,419,716 million and (Won)1,342,989 million, respectively. The capitalized borrowing costs and capitalization rate are (Won)4,668 million and 2.03%, and (Won)6,821 million and 2.78% for the three-month period ended March 31, 2011 and 2010, respectively. Also for the three-month periods ended March 31, 2011 and 2010, the Company disposed property, plant and equipment with carrying amounts of (Won)1 million and (Won)323 million, respectively. The Company recognized (Won)158 million as gain on disposal of property, plant and equipment for the three-month period ended March 31, 2011 (gain and loss for the three-month period ended on March 31, 2010: (Won)928 million and (Won)1 million, respectively).

8.	Intangible Assets

The Company capitalizes the expenses related to development activities, such as expense incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2011 and December 31, 2010 are (Won)126,542 million and (Won)124,140 million respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2011 and December 31, 2010 is as follows:

(In millions of won)	2011		2010

Cash and cash equivalents	(Won)	983,428	889,784
Trade accounts and notes receivable, net		3,319,871	3,883,433
Other accounts receivable, net		192,203	301,543
Available-for-sale financial assets		37,436	38,132
Financial assets at fair value through profit or loss		8,534	8,927
Deposits		61,659	42,522
Derivatives		9,545	9,254
Deposits in banks		1,203,000	1,503,000
Guarantee deposits with banks		13	13

	(Won)	5,815,689	6,676,608

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2011 and December 31, 2010 by geographic region is as follows:

(In millions of won)	2011		2010

Domestic	(Won)	81,973	79,275
Euro-zone countries		373,717	713,217
Japan		144,861	246,753
United States		760,274	710,026
China		1,432,304	1,167,903
Taiwan		423,391	815,360
Others		103,351	150,899

	(Won)	3,319,871	3,883,433

(ii)	Impairment loss

The aging of trade accounts and notes receivable and the related allowance for impairment as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011			2010
	Book Value		Impairment loss	Book Value	Impairment loss
Not past due	(Won)	3,311,316	(13)	3,864,433	(20)
Past due 1-15 days		4,400	—	10,833	—
Past due 16-30 days		2,548	—	6,098	(1)
Past due 31-60 days		786	—	228	(1)
More than 60 days		836	(2)	1,865	(2)

	(Won)	3,319,886	(15)	3,883,457	(24)

The movement in the allowance for impairment in respect of receivables during the three-month period ended March 31, 2011 and the year ended December 31, 2010 are as follows:

(In millions of won)	2011		2010
Balance at the beginning of the year	(Won)	24	33
Reversal of allowance for doubtful accounts		(9)	(9)

Balance at the reporting date	(Won)	15	24

(b)	Liquidity risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements as of March 31, 2011:

(In millions of won)	Carrying amount		Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	(Won)	55,360	59,385	619	619	1,239	56,908	—
Unsecured bank loans		2,128,727	2,164,673	1,374,727	399,187	98,002	289,726	3,031
Unsecured bond issues		2,110,730	2,403,541	244,810	42,160	711,732	1,404,839	—
Financial liabilities at fair value through profit or loss		83,069	85,330	—	—	85,330	—	—
Trade accounts and notes payables		2,935,434	2,935,434	2,935,434	—	—	—	—
Other accounts payable		2,879,932	2,879,932	2,879,932	—	—	—	—

	(Won)	10,193,252	10,528,295	7,435,522	441,966	896,303	1,751,473	3,031

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of March 31, 2011, there is no derivative designated as a cash flow hedge.

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2011 and December 31, 2010 is as follows:

(In millions)	2011
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	220	37,688	—	1	—
Trade accounts and notes receivable	2,906	6,234	—	—	2
Other accounts receivable	5	11	159	—	—
Available-for-sale financial assets	7	—	—	—	—
Financial assets at fair value through profit or loss	—	—	227	—	—
Other assets denominated in foreign currencies	59	51	—	67	—
Trade accounts and notes payable	(1,677)	(14,568)	—	—	(5)
Other accounts payable	(36)	(15,895)	—	—	(9)
Debts	(1,080)	(57,536)	—	—	—
Bonds	(346)	(9,971)	—	—	—
Financial liabilities at fair value through profit or loss	(75)	—	—	—	—

Gross statement of financial position exposure	(17)	(53,986)	386	68	(12)

Forward exchange contracts	(260)	—	—	—	—

Net exposure	(277)	(53,986)	386	68	(12)

(In millions)	2010
	USD	JPY	TWD	PLN	EUR
Cash and cash equivalents	389	133	—	6	—
Trade accounts and notes receivable	3,328	4,659	—	—	2
Other accounts receivable	11	7	3,170	—	—
Available-for-sale financial assets	9	—	—	—	—
Financial assets at fair value through profit or loss	—	—	228	—	—
Other assets denominated in foreign currencies	59	72		67	—
Trade accounts and notes payable	(1,618)	(15,683)	—	—	(1)
Other accounts payable	(45)	(15,430)	—	—	(9)
Debts	(1,085)	(71,889)	—	—	—
Bonds	(345)	(9,965)	—	—	—
Financial liabilities at fair value through profit or loss	(74)	—	—	—	—

Gross statement of financial position exposure	629	(108,096)	3,398	73	(8)

Forward exchange contracts	(420)	—	—	—	—

Net exposure	209	(108,096)	3,398	73	(8)

Significant exchange rates applied for the three-month period ended March 31, 2011 and the year ended December 31, 2010 are as follows:

(In won)	Average rate			Spot rate
	2011		2010	March 31, 2011		December 31, 2010
USD	(Won)	1,121.04	1,144.84	(Won)	1,107.20	1,138.90
JPY		13.63	12.62		13.32	13.97
TWD		38.31	35.86		37.57	39.08
EUR		1,532.38	1,584.77		1,563.48	1,513.60
PLN		388.16	396.61		389.44	381.77

9.	Financial Instruments, Continued

(ii)	Sensitivity analysis

A weakening of the won, as indicated below, against the following currencies which comprise the Company’s financial assets or liabilities denominated in foreign currency as of March 31, 2011 and December 31, 2010, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of each reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The changes in equity and profit or loss are as follows:

(In millions of won)	March 31, 2011		December 31, 2010
	Equity	Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	(11,709)	(11,996)	9,022	8,633
JPY (5 percent weakening)	(27,449)	(27,449)	(57,236)	(57,236)
TWD (5 percent weakening)	553	553	5,033	5,033
PLN (5 percent weakening)	1,013	1,013	1,056	1,056
EUR (5 percent weakening)	(695)	(695)	(459)	(459)

A strengthening of the won against the above currencies as of March 31, 2011 and December 31, 2010 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010
Fixed rate instruments
Financial assets	(Won)	2,198,226	2,527,662
Financial liabilities		(1,881,281)	(1,583,522)

	(Won)	316,945	944,140

Variable rate instruments
Financial assets	(Won)	65,325	67,195
Financial liabilities		(2,496,605)	(2,792,301)

	(Won)	(2,431,280)	(2,725,106)

9.	Financial Instruments, Continued

(ii)	Fair value sensitivity analysis for fixed rate instruments

The Company has recognized some fixed rate financial assets as financial assets at fair value through profit or loss. The increase of the interest rate by 100 basis points would have decreased the Company’s equity and profit and loss by (Won)646 million and the decrease of the interest rate by 100 basis points would have had an opposite effect.

(iii)	Cash flow sensitivity analysis for variable rate instruments

As of March 31, 2011 and December 31, 2010, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each year following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
March 31, 2011
Variable rate instruments	(Won)	(18,563)	18,563	(18,563)	18,563

December 31, 2010
Variable rate instruments	(Won)	(20,656)	20,656	(20,656)	20,656

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed interim statements of financial position, are as follows:

(In millions of won)	March 31, 2011			December 31, 2010
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	37,436	37,436	38,132	38,132
Financial assets at fair value through profit or loss		8,534	8,534	8,927	8,927
Forward exchange contracts		9,545	9,545	9,254	9,254

	(Won)	55,515	55,515	56,313	56,313

Assets carried at amortized cost
Cash and cash equivalents	(Won)	983,428	983,428	889,784	889,784
Trade accounts and notes receivable		3,319,871	3,319,871	3,883,433	3,883,433
Other accounts receivable		192,203	192,203	301,543	301,543
Deposits in banks		1,203,000	1,203,000	1,503,000	1,503,000
Deposits		61,659	61,659	42,522	42,522
Others		13	13	13	13

	(Won)	5,760,174	5,760,174	6,620,295	6,620,295

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	(Won)	83,069	83,069	84,338	84,338
Forward exchange contracts		—	—	956	956

	(Won)	83,069	83,069	85,294	85,294

Liabilities carried at amortized cost
Secured bank loans	(Won)	55,360	55,360	56,945	56,945
Unsecured bank loans		2,128,727	2,128,388	2,406,046	2,405,690
Unsecured bond issues		2,110,730	2,140,519	1,828,494	1,859,102
Trade accounts and notes payable		2,935,434	2,935,434	2,986,383	2,986,383
Other accounts payable		2,879,932	2,879,932	2,373,083	2,373,083

	(Won)	10,110,183	10,139,633	9,650,951	9,681,203

The basis for determining fair values is disclosed in note 4.

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of March 31, 2011 and December 31, 2010 are as follows:

	2011	2010
Derivatives	3.79%	3.31%
Debts and bonds	4.01%	3.58%

9.	Financial Instruments, Continued

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: •

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

(In millions of won)	Level 1		Level 2	Level 3	Total
March 31, 2011
Available-for-sale financial assets	(Won)	10,269	—	27,167	37,436
Financial assets at fair value through profit or loss		8,534	—	—	8,534
Derivative financial assets		—	9,545	—	9,545

	(Won)	18,803	9,545	27,167	55,515

Financial liabilities at fair value through profit or loss		(83,069)	—	—	(83,069)

	(Won)	(83,069)	—	—	(83,069)

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2010
Available-for-sale financial assets	(Won)	12,047	—	26,085	38,132
Financial assets at fair value through profit or loss		8,927	—	—	8,927
Derivative financial assets		—	9,254	—	9,254

	(Won)	20,974	9,254	26,085	56,313

Derivative financial liabilities	(Won)	—	(956)	—	(956)
Financial liabilities at fair value through profit or loss		(84,338)	—	—	(84,338)

	(Won)	(84,338)	(956)	—	(85,294)

The derivative financial assets and liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

In order to determine the fair value of Level 3 instruments, management used a valuation technique in which all significant inputs were based on unobservable market data. The fair values of the Level 3 instruments have been computed using binominal tree model considering the financial conditions of the invested companies and by discounting estimated cash flows from stock using yield rate that reflects invested companies’ credit risks.

9.	Financial Instruments, Continued

(e)	Fair values, Continued

Changes in Level 3 instruments are as follows:

(In millions of won)				Net realized/unrealized gains included in
	December 31, 2010		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other level	March 31, 2011
Available-for-sale financial assets	(Won)	26,085	—	—	1,082	—	27,167

(f)	Capital Management

Management’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management also monitors the level of dividends to ordinary shareholders.

(In millions of won)	March 31, 2011		December 31, 2010
Total liabilities	(Won)	13,052,193	12,287,323
Total equity		10,537,031	10,870,675
Cash and deposits in banks (*)		2,186,428	2,392,784
Borrowings		4,377,886	4,375,823
Liabilities to equity ratio		124%	113%
Net borrowing to equity ratio		21%	18%

(*)	Cash and deposits in banks consist of cash and cash equivalents and deposit in banks.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010
Current
Short-term borrowings	(Won)	859,770	1,092,579
Current portion of long-term debt		1,087,472	812,577
Derivatives		—	956

	(Won)	1,947,242	1,906,112

Non-current
Won denominated borrowings	(Won)	18,194	19,143
Foreign currency denominated borrowings		418,651	738,692
Bonds		1,910,730	1,628,494
Convertible bonds		83,069	84,338

	(Won)	2,430,644	2,470,667

Above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won and JPY)
Lender	Annual interest rate as of March 31, 2011 (*)	2011		2010
Korea Development Bank and others	—	(Won)	—		12,139
Shinhan Bank and others	3ML+1.6%		93,232		97,796
	6ML+0.65~0.9%		459,957		545,419
Bank of Tokyo-Mitsubishi UFJ	3ML+1.0%		66,595		69,854
	—		—		69,854
Mizuho Bank	—		—		55,574
Bank of China	6ML+0.65%		39,986		41,943
Woori Bank	5.13%		200,000		200,000

Foreign currency equivalent
		JPY	49,536	JPY	63,889

		(Won)	859,770		1,092,579

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

10.	Financial Liabilities, Continued

(c)	Local currency long-term debt as of March 31, 2011 and December 31, 2010 is as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2011	2011		2010

Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	15,059	16,008
Woori Bank	3- year Korean Treasury Bond rate less 1.25%		4,048	4,048
	2.75%		2,883	2,883

Less current portion of long-term debt			(3,796)	(3,796)

		(Won)	18,194	19,143

(d)	Foreign currency denominated long-term debt as of March 31, 2011 and December 31, 2010 is as follows:

(In millions of won, USD and JPY)
Lender	Annual interest rate as of March 31, 2011	2011		2010

The Export-Import Bank of Korea	6ML+0.69%	(Won)	44,288		51,251
	6ML+1.78%		55,360		56,945
Korea Development Bank	3ML+0.66~2.79%		261,559		271,212
Kookmin Bank and others	3ML+0.35~0.53%		442,880		455,560
	6ML+0.41%		221,440		227,780
Sumitomo Bank Ltd.	3ML+1.80%		276,800		284,725

Foreign currency equivalent		USD	1,080	USD	1,085
		JPY	8,000	JPY	8,000

Less current portion of long-term debt			(883,676)		(608,781)

		(Won)	418,651		738,692

10.	Financial Liabilities, Continued

(e)	Details of the Company’s debentures issued and outstanding as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won, JPY and USD)	Maturity	Annual interest rate as of March 31, 2011	2011		2010

Local currency debentures(*)
Publicly issued debentures	November 2012~ February 2016	4.77~ 5.89%	(Won)	1,400,000		1,100,000
Privately issued debentures	May 2011	5.30%		200,000		200,000
Less discount on debentures				(4,671)		(3,699)
Less current portion of debentures				(200,000)		(200,000)

			(Won)	1,395,329		1,096,301

Foreign currency debentures
Floating-rate bonds	August 2012~ April 2013	3ML+1.80~ 2.40%	(Won)	520,709		538,323

Foreign currency equivalent			USD	350	USD	350
			JPY	10,000	JPY	10,000

Less discount on bonds				(5,308)		(6,130)

			(Won)	515,401		532,193

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	83,069		84,338

Foreign currency equivalent			USD	75	USD	74

			(Won)	83,069		84,338

			(Won)	1,993,799		1,712,832

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Company publicly issued debentures amounting to (Won)300,000 million (maturity: 5 years, annual interest rate : 4.95%) during the three-month period ended March 31, 2011.

10.	Financial Liabilities, Continued

(f)	Details of the convertible bonds are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in won) per share	(Won)47,892

The Company designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. During the year ended December 31, 2010, put options attached to the convertible bonds amounting to USD484 million were exercised and the Company repaid USD531 million for the convertible bonds at 109.75% of the principal amount. Put options not exercised were expired.

The Company measured the convertible bonds at their fair value using the market quotes available at Bloomberg and it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified as non-current liabilities.

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,075 to (Won)47,892 per share due to the Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2010.

As of March 31, 2011 and December 31, 2010, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In won and share)	2011		2010
Convertible bonds (*)	(Won)	61,617,600,000	61,617,600,000
Conversion price	(Won)	47,892	48,075
Common shares to be issued		1,286,594	1,281,697

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1. The face value of the convertible bonds amounted to USD66 million as of March 31, 2011 and December 31, 2010.

10.	Financial Liabilities, Continued

(g)	Aggregate maturities of the Company’s financial liabilities as of March 31, 2011 are as follows:

(In millions of won)
Period	Local currency long-term debt		Foreign currency long-term debt	Local currency debentures	Foreign currency debentures	Total

Within 1 year	(Won)	3,796	883,676	200,000	—	1,087,472
1~5 year		15,300	418,651	1,910,730	83,069	2,427,750
Thereafter		2,894	—	—	—	2,894

	(Won)	21,990	1,302,327	2,110,730	83,069	3,518,116

11.	The Nature of Expenses

The nature of expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Changes in inventories	(Won)	(363,362)	(102,892)
Purchase of raw material and merchandise		3,225,748	3,332,960
Depreciation and amortization		749,006	574,838
Outsourcing fee		669,586	417,757
Labor costs		479,707	381,834
Supplies and others		259,953	198,233
Utility expense		122,472	95,004
Fees and commissions		88,569	68,512
Shipping costs		38,221	61,934
After-sale service expenses		9,535	35,458
Others		90,211	95,289

	(Won)	5,369,646	5,158,927

Total expenses consist of cost of sales, selling, administrative, research and development expenses and others (except foreign exchange difference).

For the three-month period ended March 31, 2011, other income and other expenses contained exchange differences amounting to (Won)231,980 million and (Won)233,724 million, respectively (three-month period ended March 31, 2010 : (Won)176,056 million and (Won)168,902 million, respectively).

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Salaries	(Won)	34,760	28,512
Expenses related to defined benefit plan		4,756	5,266
Other employee benefit		8,061	6,287
Shipping costs		26,638	46,339
Fees and commissions		32,860	29,819
Depreciation and amortization		37,629	29,439
Taxes and dues		730	811
Advertising		25,232	16,796
After-sale service expenses		9,535	35,458
Others		20,925	19,492

	(Won)	201,126	218,219

13.	Other Income and Other Expenses

(a)	Details of other income for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Rental income	(Won)	940	1,034
Foreign currency gain		231,980	176,056
Gain on disposal of property, plant and equipment		158	928
Reversal of allowance for doubtful accounts for other receivables		9	235
Reversal of stock compensation cost		267	—
Others		16,561	12,921

	(Won)	249,915	191,174

(b)	Details of other expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Other bad debt expenses	(Won)	74	1,272
Foreign currency loss		233,724	168,902
Loss on disposal of property, plant and equipment		—	1
Others		5	9,047

	(Won)	233,803	179,222

14.	Employee Benefits

The Company maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company. The Company’s defined benefit plan, if legal requirements are satisfied, allows interim settlement upon the employee’s election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a)	Recognized liabilities for defined benefit obligations as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010

Present value of partially funded defined benefit obligations	(Won)	384,206	360,231
Fair value of plan assets		(281,096)	(281,825)

	(Won)	103,110	78,406

(b)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010

Current service cost	(Won)	26,759	21,939
Interest cost		4,746	3,678
Expected return on plan assets		(3,088)	(3,236)
Past service cost		—	12,778

	(Won)	28,417	35,159

(c)	Plan assets as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	2011		2010
Deposits with financial institutions	(Won)	281,096	281,825

(d)	Actuarial gain and loss recognized in other comprehensive income for the three-month periods ended March 31, 2011 and 2010 is as follows:

(In millions of won)	2011		2010
Defined benefit plan actuarial gain or loss	(Won)	605	(153)
Income tax		(133)	—

Defined benefit plan actuarial gain or loss, net of income tax	(Won)	472	(153)

15.	Finance income and Finance costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Finance income

Interest income	(Won)	15,524	28,763
Dividend income		5,280	729
Foreign currency gain		95,979	67,613
Gain on derivatives		—	102

	(Won)	116,783	97,207

Finance costs

Interest expense	(Won)	27,276	21,330
Foreign currency loss		19,426	16,714
Loss on valuation of financial assets at fair value through profit or loss		393	883
Loss on valuation of financial liabilities at fair value through profit or loss		1,079	4,829
Impairment loss on Investments		14,538	—

	(Won)	62,712	43,756

(b)	Finance income and costs recognized in other comprehensive income (loss) for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Loss on valuation of available-for-sale securities	(Won)	(1,100)	19,350
Tax effect		242	(4,257)

	(Won)	(858)	15,093

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,425 million ((Won)1,577,760 million) in connection with its export sales transactions. As of March 31, 2011, the amount of accounts and notes receivable sold but not past due is zero.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million ((Won)664,320 million). The Company joined this program in April 2007. For the three-month ended March 31, 2011, no accounts and notes receivable were sold under this program.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could negotiate its accounts receivables up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. In addition, since August 2010, the Company has entered into an accounts receivable selling program of up to USD100 million ((Won)110,720 million) with Citibank, N.A., and, as of March 31, 2011, the amount of accounts and notes receivable sold but not past due is zero. In connection with all the contracts with Shinhan Bank and Citibank, N.A.,, the Company has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2011, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD110 million ((Won)121,792 million), USD20 million ((Won)22,144 million) with China Construction Bank, USD210 million ((Won)232,512 million) with Shinhan Bank, JPY10,000 million ((Won)133,189 million) with Woori Bank, USD80 million ((Won)88,576 million) with Bank of China, USD104 million ((Won)115,149 million) with Hana Bank, and JPY1,893 million ((Won)25,210 million), USD60 million ((Won) 66,432 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company receives payment guarantees amounting to USD8.5 million ((Won)9,411 million) and EUR215 million ((Won)336,148 million) from Royal Bank of Scotland and other various banks in connection with value added tax payments in Poland. As of March 31, 2011, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR43 million ((Won)67,350 million) term loan credit facility of LG Display Poland Sp. zo. o. LG Display Poland Sp. zo. o. is provided with a payment guarantee amounting to PLN250 million ((Won)97,360 million) by Nordea Bank and others for the “Simplified Procedure” (deferral of VAT payment), and the Company provides payment guarantee to Nordea Bank and others in connection with their payment guarantee. In addition, the Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and other subsidiaries’ term loan credit facilities with an aggregate amount of USD17 million ((Won)18,822 million) for principals and related interests.

License agreements

As of March 31, 2011, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

16.	Commitments, Continued

Long-term supply agreement

In January 2009 and April and December 2010, the Company entered into long-term supply agreements with Apple, Inc. to supply LCD panels for three or five years, respectively. In connection with the agreements, the Company received advances of USD830 million ((Won)918,976 million) from Apple, Inc. in aggregate. In addition, the Company has received advance of USD250 million ((Won) 276,800 million) from Apple, Inc. in February 2011. The advances received will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD200 million ((Won)221,440 million) from Industrial Bank of Korea relating to advances received from Apple, Inc.

Pledged Assets

Regarding the line of credit up to USD50 million ((Won)55,360 million), the Company provided with part of its OLED machinery as pledged assets to the Export-Import Bank of Korea.

17.	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Company in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Company for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008.

The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009. Although the Company had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Company, and on April 30, 2010, the Court further found that the Company’s four patents were valid but were not infringed by AU Optronics Corp. In October and November 2010, the Company filed a motion for reconsideration as to the court’s findings on the AU Optronics Corp.’s patents and the Company’s patents respectively. However, the final judgment has not yet been rendered. Once all findings by the Court have been issued, the Company will review all available options including appeal. The Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Company is unable to predict the ultimate outcome of this case.

17.	Contingencies, Continued

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

On December 8, 2010, the European Commission (“the EC”) issued a decision finding that the Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR215 million. On February 23, 2011, the Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on our application.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Investigations by the Canadian Bureau of Competition Policy, the Japan Fair Trade Commission, the Korea Fair Trade Commission, the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). On March 28, 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. In June 2010, the Ninth Circuit Court of Appeals denied the defendants’ petitions appealing the class certification decisions. In January 2011, 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class has not yet begun. Trial is set to begin in the two class action lawsuits on February 13, 2012. In January 2011, a hearing was held regarding the Canadian direct and indirect purchasers’ motion for class certification. The court has not yet ruled on the motion.

17.	Contingencies, Continued

Additionally separate claims were filed by ATS. Claim, LLC, (assignee of Ricoh Electronics, Inc.), AT&T Corp., Motorola, Inc., Electrograph Technologies Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings. In November 2010, ATS Claim, LLC dismissed its action as to the Company pursuant to a settlement agreement. In addition, in 2010, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc., Sony Computer Entertainment America LLC, SB Liquidation Trust, and the trustee of the Circuit City Stores, Inc. Liquidation Trust, filed claims in the United States. In addition, in 2011, Office Depot, Inc. and T-Mobile U.S.A., Inc. filed similar claims in the United States. To the extent these claims were not filed in the MDL Proceedings, they have been transferred to the MDL Proceedings or motions have been made to transfer them to the MDL Proceedings.

In addition, in 2010 and 2011, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Company, alleging similar antitrust violations as alleged in the MDL Proceedings.

In February 2007, the Company and certain of its current and former officers and directors were named as defendants in a purported shareholder class action filed in the U.S. District Court for the Southern District of New York, alleging violation of the U.S. Securities Exchange Act of 1934. In May 2010, the Company reached an agreement in principle with the class plaintiffs to settle the action and the District Court granted final approval of the settlement on March 17, 2011.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established provisions with respect to certain of the contingencies. However, actual liability may be materially different from the provisions estimated by the Company.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of March 31, 2011 and December 31, 2010, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock for the three-month period ended March 31, 2011.

(b)	Reserve

The reserve consists of the fair value reserve which comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c)	Dividends

During the three-month period ended March 31, 2011, the Company declared dividends of (Won)178,908 million ((Won)500 per share). The dividend has been paid in April 2011 and there are no income tax consequences.

19.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)
	2011		2010
Short-term benefits	(Won)	540	551
Expenses related to defined benefit plan		42	59
Other long-term benefits		155	145

	(Won)	737	755

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

19.	Related Parties, Continued

(b)	Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	Sales and other			Purchases and other
	2011		2010	2011	2010
Subsidiaries	(Won)	4,463,861	5,052,295	811,279	574,433
Joint ventures		149,065	239,761	1,174	22,101
Associates		5,280	—	388,864	372,884
LG Electronics		218,143	223,081	64,252	67,994
Other related parties		10	128,890	5,376	165,611

	(Won)	4,836,359	5,644,027	1,270,945	1,203,023

Account balances with related companies as of March 31, 2011 and December 31, 2010 are as follows:

(In millions of won)	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2011		2010	2011	2010
Subsidiaries	(Won)	2,912,544	3,609,801	590,139	405,814
Joint ventures		140,408	145,093	282,645	478,009
Associates		5,038	—	314,494	243,357
LG Electronics		114,806	111,408	104,689	138,479
Other related parties		—	—	1,733	1,847

	(Won)	3,172,796	3,866,302	1,293,700	1,267,506

20.	Share-Based Payment

(a)	The terms and conditions of share-based payment arrangement as of March 31, 2011 are as follows:

Descriptions

Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	1 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.

20.	Share-Based Payment, Continued

(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.

(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

(b)	The changes in the number of SARs outstanding for the three-month period ended March 31, 2011 are as follows:

(Number of shares)	2011

Balance at beginning of year	110,000
Forfeited or cancelled	—
Outstanding as of March 31, 2011	110,000
Exercisable as of March 31, 2011	110,000

(c)	The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	March 31, 2011	December 31, 2010

Risk free rate (*1)	3.42%	2.89%
Expected term (*2)	1 year	1 year
Expected volatility	32.20%	35.20%
Expected dividends (*3)	0%	0%
Fair value per share	(Won)1,870	(Won)4,296
Total carrying amount of liabilities (*4)	(Won)205,700,394	(Won)472,527,182

(*1)	Risk-free rates are interest rates of Korean government bonds.

(*2)	As of March 31, 2011, the remaining contractual life is 12 months and the expected term is determined as 1 year.

(*3)	The Company did not pay any dividends from 2000 through 2006 and accordingly, expected dividend used is 0% despite recent dividend yield was 1.6%, 2.2%, 1.3% and 1.3% in 2007, 2008, 2009 and 2010, respectively.

(*4)	As of March 31, 2011, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d)	The Company recognized reversal of stock compensation cost of (Won)267 million as other income for the three-month period ended March 31, 2011.

21.	Income Taxes

(a)	Details of Income tax expense (benefit) for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In millions of won)	2011		2010
Current tax expense	(Won)	574	119,405
Deferred tax expense (benefit)		(96,893)	37,627

Income tax expense (benefit)	(Won)	(96,319)	157,032

(b)	Deferred tax assets and liabilities as of March 31, 2011 and December 31, 2010 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	2011		2010	2011	2010	2011	2010
Other accounts receivable, net	(Won)	—	—	(3,219)	(5,919)	(3,219)	(5,919)
Inventories, net		17,115	15,039	—	—	17,115	15,039
Available-for-sale financial assets		2,441	2,199	(276)	(6,983)	2,165	(4,784)
Defined benefit obligation		3,037	3,829	—	—	3,037	3,829
Derivative instruments		—	—	(168)	(2,008)	(168)	(2,008)
Accrued expense		66,645	78,396	—	—	66,645	78,396
Property, plant and equipment		36,393	40,685	—	—	36,393	40,685
Provisions		14,667	17,962	—	—	14,667	17,962
Gain or loss on foreign currency		39,590	81,075	(23,528)	(61,031)	16,062	20,044
Debentures		5,320	5,049	—	—	5,320	5,049
Others		18,662	15,783	—	—	18,662	15,783
Tax credit carryforwards		882,144	795,247	—	—	882,144	795,247

Deferred income tax assets(liabilities)	(Won)	1,086,014	1,055,264	(27,191)	(75,941)	1,058,823	979,323

Statutory tax rate applicable to the Company is 24.2% for the three-month period ended March 31, 2011. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter.

22.	Earnings (loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2011 and 2010 are as follows:

(In won, and No. of shares)	2011		2010

Net income (loss)	(Won)	(154,350,084,341)	599,044,474,412
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	(431)	1,674

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

22.	Earnings (loss) Per Share, Continued

(b)	There is no effect of dilutive potential ordinary shares due to net loss for the three-month period ended March 31, 2011. Diluted earnings per share for the three-month period ended March 31, 2010 was as follows:

(In won and No. of shares)	2010

Net income	(Won)	599,044,474,412
Interest on convertible bond, net of tax		(13,059,178,980)
Adjusted income		585,985,295,432
Weighted-average number of common shares outstanding and common equivalent shares(*)		367,138,860

Diluted earnings per share	(Won)	1,596

(*)	Weighted-average number of common shares outstanding for the three-month period ended March 31, 2010 is calculated as follows:

(Number of shares)	2010

Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	9,323,160

Weighted-average number of common shares (diluted)	367,138,860

(c)	The number of dilutive potential ordinary shares outstanding for the three-month period ended March 31 2010 is calculated as follows:

(Number of shares)	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	9,399,113
Period	January 1, 2010~March 31, 2010	January 1, 2010~March 19, 2010
Weight	90 days / 90 days	77 days / 90 days
Weighted-average number of common shares to be issued	1,281,697	8,041,463

23.	Subsequent event

The Company publicly issued debentures amounting to (Won)300,000 million (maturity: 3 years, annual interest rate: 4.31%) on April, 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: May 24 2011	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Senior Manager/IR Department